As Filed with the Securities and Exchange Commission on August 3, 2012

Registration File Nos. 811-22659

333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO. 1	☐
POST-EFFECTIVE AMENDMENT NO.	☐

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 1	☐

(Check appropriate box or boxes.)

TIAA-CREF LIFE SEPARATE

ACCOUNT VLI-2

(Exact name of registrant)

TIAA-CREF LIFE INSURANCE

COMPANY

(Name of depositor)

730 Third Avenue

New York, NY 10017-3206

(Address of depositor’s principal executive offices)

Depositor’s Telephone Number, including Area Code: (877) 694-0305

Copy to:

Ken Reitz, Esq.

TIAA-CREF Life Insurance Company

8500 Andrew Carnegie Boulevard, SSC-C2-08

Charlotte, NC 28262

(704) 988-4455

(Name and address of agent for service)

Joan E. Boros, Esq.

Jorden Burt LLP

1025 Thomas Jefferson St. NW

Suite 400 East

Washington, DC 20007

(202) 965 8150

Title of Securities Being Registered: M Intelligent Survivorship VUL Flexible Premium Individual Last Survivor Variable Universal Life Insurance Policy.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

November 1, 2012

M Intelligent Survivorship VUL

Flexible Premium Last Survivor Variable Universal Life Insurance Policy Issued by TIAA-CREF Life Separate Account VLI-2 and TIAA-CREF Life Insurance Company.

This prospectus describes information you should know before investing in the M Intelligent Survivorship VUL, a flexible premium last survivor variable universal life insurance policy (the “Policy”) issued by TIAA-CREF Life Insurance Company (the “Company”). Before you invest, please read this prospectus carefully, along with the Portfolio prospectuses, and keep them for future reference. We issue the Policy on a last survivor basis as M Intelligent Survivorship VUL. We will pay the Death Benefit Proceeds only upon the death of the Last Surviving Insured.

The Policy is a long-term investment designed to provide significant life insurance benefits for the Insureds. This prospectus provides information that a prospective Owner should know before investing in the Policy. You should consider the Policy in conjunction with other insurance you own. It may not be advantageous to replace existing insurance with the Policy, or to finance the purchase of the Policy through a loan or through withdrawals from another policy.

You can allocate your Policy Value to:

■	the fixed account options, which credit a specified rate of interest; or
■	Investment Accounts of TIAA-CREF Life Separate Account VLI-2 (the “Separate Account”), each of which in turn, invests in one of the following series of mutual funds (“Portfolios”)

TIAA-CREF Life Bond Fund

TIAA-CREF Life Growth Equity Fund

TIAA-CREF Life Growth & Income Fund

TIAA-CREF Life International Equity Fund

TIAA-CREF Life Large-Cap Value Fund

TIAA-CREF Life Money Market Fund

TIAA-CREF Life Real Estate Securities Fund

TIAA-CREF Life Small-Cap Equity Fund

TIAA-CREF Life Social Choice Equity Fund

TIAA-CREF Life Stock Index Fund

Delaware VIP Small Cap Value Series—Standard Class

DFA VA Global Bond Portfolio

DFA VA International Small Portfolio

DFA VA International Value Portfolio

DFA VA Short-Term Fixed Portfolio

DFA VA US Large Value Portfolio

DFA VA US Targeted Value Portfolio

ING Clarion Global Real Estate Portfolio—Class I

ING Russell Large Cap Growth Index Portfolio—Class I

M Business Opportunity Value Fund

M Capital Appreciation Fund

M International Equity Fund

M Large Cap Growth Fund

Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio—I Class

PIMCO VIT Global Bond Portfolio (Unhedged)—Institutional Class

PIMCO VIT Real Return Portfolio—Institutional Class

PIMCO VIT Total Return Portfolio—Institutional Class

PVC Equity Income Account—Class 1

PVC MidCap Blend Account—Class 1

Prudential Series Fund—Natural Resources

Portfolio—Class II

T. Rowe Price Limited-Term Bond Portfolio

Templeton Developing Markets Securities

Fund—Class 1

Vanguard VIF Capital Growth

Vanguard VIF High Yield Bond

Vanguard VIF Mid-Cap Index

VanguardVIF Small Company Growth

VanguardVIF REIT Index

VanguardVIF Total Bond Market Index

The prospectuses for the Portfolios provide more information on the Portfolios listed above. Note that the prospectuses for the Portfolios may provide information for other series of the mutual fund that are not available through the Policy. When you consult the Portfolio prospectuses, you should be careful to refer only to the information regarding the Portfolios listed above.

The Securities and Exchange Commission (the “SEC”) has not approved or disapproved the Policy or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Please note that the Policy and the Portfolios:

■	are not insured or guaranteed by any bank, the Federal Deposit Insurance Corporation, the U.S. government or any government agency; and
■	are subject to risks, including loss of the amount invested.

The Policy may not be available for sale in all states and features of the Policy may vary from state to state. Please contact your agent or our Administrative Office to see if the Policy is available in your state and/or to learn more about the Policy features offered in your state.

Administrative Office

P.O. Box 1258

Charlotte, NC 28201-1258

855 809-8333

www.tiaa-cref.org

POLICY BENEFITS AND RISKS SUMMARY

The Policy is a flexible premium variable universal life insurance policy. The Policy may be issued either as an individual Policy or as an individual Certificate under a group Policy issued through a discretionary group insurance trust. All discussion of the Policy applies to individual Policies and their application forms and to the Certificates and their enrollment forms unless specified otherwise.

The Policy offers a choice of investments and an opportunity for the Policy Value and death benefit to grow based on the investment results of Investment Options. The Policy Value and death benefit may go up or down on any day depending on the investment results of the Investment Options you select, the Premiums you pay, the Policy fees and charges we deduct, and the effect of any Policy transactions (such as transfers, partial withdrawals, and loans). We do not guarantee that Policy Values will increase. You could lose some or all of your money. The Policy is not suitable as a short term savings vehicle because of substantial Policy level charges. The Policy may not be available for sale in all states and features of the Policy may vary from state to state. Please contact our Administrative Office to see if the Policy is available in your state and/or to learn more about the Policy features offered in your state. This prospectus describes all material rights and obligations under the Policy. If certain material provisions under the Policy are changed after the date of this prospectus, in accordance with the Policy, those changes will be described in a supplement to the prospectus. You should carefully read this prospectus in conjunction with any applicable supplements. It is important that you also read the Policy and endorsements, which may reflect additional non-material state variations or other non-material variations.

This summary describes the Policy’s important benefits and risks. The sections in the prospectus following this summary discuss the Policy’s benefits and other provisions in more detail. Capitalized terms not defined within this prospectus are defined in the Glossary at the end of the prospectus.

POLICY BENEFITS

Death Benefit

Death Benefit Proceeds. We pay Death Benefit Proceeds to the Beneficiary of an in-force Policy upon receipt at our Administrative Office of satisfactory proof of death of both Insureds. The Death Benefit Proceeds equal the death benefit under the option you’ve chosen less: (a) any Outstanding Loan Amounts and (b) any unpaid Monthly Charges.

Death Benefit Options. You may choose among three death benefit options under the Policy. After the first Policy Year, you may change death benefit options while the Policy is in force. We calculate the death benefit under each death benefit option as of the date of death of the Last Surviving Insured. A change in death benefit option may have tax consequences. Please see the section entitled “Death Benefit” for more information.

•	Death Benefit Option A is equal to the greater of: the Total Face Amount; or the minimum death benefit required under the Code. This option is known as the level death benefit option.

•

Death Benefit Option B is equal to the greater of: the Total Face Amount plus the Policy Value; or the minimum death benefit required under the Code. This option is known as the increasing death benefit.

•

Death Benefit Option C is equal to the greater of: the Total Face Amount plus all Premiums credited to the Policy since the Issue Date; or the minimum death benefit required under the Code. This option is known as the return of premium death benefit.

When the younger Insured reaches Attained Age 120, the death benefit under any option continues until the Insured’s death, Policy Lapse, or Surrender. The death benefit provided by Base Face Amounts continues. The death benefit provided by Supplemental Face Amounts terminates.

The Policy also provides a Charitable Giving Benefit which, if you name a charitable beneficiary for the benefit, pays, upon the death of the Last Surviving Insured, an additional death benefit, over and above the death benefit.

Choice of Tax Test. In order for your Policy to qualify as life insurance under the Code, you must choose one of two tax tests—the Guideline Premium Test or the Cash Value Accumulation Test—at the time you apply for the Policy. The Guideline Premium Test will be used unless you specifically elect the Cash Value Accumulation Test. This election may not be changed once your Policy is issued. Your election may affect the maximum amount of Premium you pay into the Policy, the amount of death benefit and the monthly deductions for the Policy. The Guideline Premium Test generally allows you to maintain higher Policy Value in relation to death benefits.

In general, the Cash Value Accumulation Test may allow you to make higher Premium payments during the Policy’s early years. It may also provide you greater flexibility with regard to Premium payment amounts. You should consult a tax adviser as to the selection of the tax law test before applying for the Policy.

Changing the Face Amount. You select the initial Total Face Amount when you apply for the Policy. At issue the Total Face Amount is the sum of the Base Face Amount (“BFA”) coverage and any Supplemental Face Amount (“SFA”) coverage provided. Subject to certain conditions, after the first Policy Year and while the Policy is in force, you may change the Total Face Amount by applying for additional layers of BFA and SFA. You may also reduce Total Face Amount. After issue Total Face Amount is the sum of all layers of BFA coverage and all layers of SFA coverage you may elect. Changing the Total Face Amount may have tax consequences.

M Intelligent Survivorship VUL Prospectus	1

Accelerated Death Benefit (not available in some states). Under the Accelerated Death Benefit feature, you may in some cases receive accelerated payment of part or all of the Policy’s death benefit only if the Last Surviving Insured develops a terminal illness. An acceleration of death benefits may have tax consequences.

Extended Maturity Benefit. We offer an Extended Maturity Benefit that, among other things, discontinues all charges automatically once the younger Insured reaches 120 years of age. The tax consequences associated with keeping a Policy in force after the younger Insured reaches Attained Age 100 are unclear. A tax adviser should be consulted about these consequences.

Right to Cancel, Surrenders, and Partial Withdrawals

Right to Cancel Period. When you receive your Policy, the Right to Cancel Period begins. The length of the Right to Cancel Period varies according to state law. You may return your Policy during this period and receive a refund. Some states require us to refund all payments if you return your Policy during the Right to Cancel Period.

Surrenders. At any time while the Policy is in force, you may make an Acceptable Request to Surrender your Policy and receive the Cash Surrender Value. The Cash Surrender Value is equal to the Policy Value minus any Outstanding Loan Amount.

Partial Withdrawals. Subject to certain limits, you may withdraw part of your Cash Surrender Value from your Policy. Partial withdrawals may have tax consequences.

Please see the section entitled “The Policy” for more information on the Right to Cancel and the section entitled “Surrenders and Partial Withdrawals” for more information on Surrenders and partial withdrawals.

Transfers and Loans

Transfers. Subject to limitations, you may transfer portions of your Policy Value among the Investment Accounts and between the Investment Accounts and the fixed account options. See “Transfer Policies Relating to Market Timing and Frequent Trading” for information about situations in which we may seek to limit certain types of transfer activity.

Please see the section entitled “Transfers” for more information.

Loans. You may take a loan (minimum $500) from your Policy at any time after the end of the Right to Cancel Period while either Insured is still alive. The maximum loan you may take, including any existing indebtedness, is 90% of the Policy Value. We charge you interest in arrears on your loan at a current fixed annual rate of 4% in years 1 through 10 and 3% in years 11 and thereafter. We credit interest on amounts in the Loan Account (“earned interest rate”) at a current fixed annual rate of 3%. You may increase your risk of Lapse if you take a loan. Loans may have tax consequences.

Please see the section entitled “Loans” for more information.

Optional Benefits—Riders and Endorsements

Subject to our approval, you may add from among the additional Riders or endorsements to your Policy that may allow you to tailor your Policy to your needs and objectives.

•

Charitable Giving Benefit. The Charitable Giving Benefit pays, upon the death of the Last Surviving Insured, an additional death benefit, over and above the Death Benefit Proceeds, equal to one percent (1%) of the Policy’s BFA, but the additional benefit can be no greater than $100,000.

•

Overloan Protection Endorsement. This Rider, at no additional charge except when activated, prevents the Policy from lapsing if the Policy is ever overloaned as defined in the “Riders and Endorsements” section of this prospectus.

•

Policy Split Rider. This Rider allows the base Policy to be split into two single life Policies in the event of a divorce between two married Insureds or business dissolution between two Insured partners or significant shareholders. There is no additional charge for this Rider.

•

Enhanced Policy Split Rider. This Rider allows the base Policy to be split into two single life Policies in the case of significant changes in the Federal Unlimited Marital Deduction. There is no additional charge for this Rider.

•

Estate Protection Rider. This rider offers an additional death benefit during the first four policy years equal to 123% of the Total Face Amount. See the “Riders and Endorsements” section of this prospectus for additional details and limitations. There is no additional charge for this Rider.

Please see the section entitled “Riders and Endorsements” for more information.

Personal Illustrations

You may receive personalized illustrations in connection with the purchase of the Policy that reflect the Insureds own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of termination and the charges and deductions under the Policy. They will also help you to compare the Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

2	Prospectus M Intelligent Survivorship VUL

POLICY RISKS

Financial Condition of TIAA-CREF Life

The benefits under your Policy are paid by us from our General Account assets and/or your Policy Value held in the Separate Account. It is important that you understand how your Policy works and how our ability to meet our obligations affects your Policy. Payment of your Policy benefits is not guaranteed and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for Policy Value allocated to the Investment Accounts. Your Policy Value in the Investment Accounts is part of the assets of the Separate Account. These assets are segregated and insulated from our General Account, and may not be charged with liabilities arising from any other business that we may conduct. This means that your Policy Value allocated to the Separate Account should generally not be adversely affected by the financial condition of our general account. See this prospectus’ “The Separate Account and the Portfolios” section.

Assets in the General Account. Policy guarantees that exceed your Policy Value allocated to the Investment Accounts, such as death benefit exceeding Policy Value allocated to the Investment Accounts, are paid from our General Account (not the Separate Account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of Policy Value allocated to the Investment Accounts are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account may also be available to cover the liabilities of our General Account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Policies supported by it. We issue other types of insurance policies and financial products as well and some of these products are supported by the assets in our General Account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our General Account. In order to meet our claims-paying obligations, we monitor our reserves so that we hold amounts required under state law to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our General Account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments.

How to Obtain More Information. Our financial statements are located in the Statement of Additional Information (“SAI”). For information on how to obtain a copy of the SAI, see the last page of this prospectus. The financial statements of the Separate Account will also be located in the SAI after the Separate Account has completed a fiscal year. More information about TIAA-CREF Life is available on our website at http://www.tiaa-cref.org.

Investment Risk

If you invest your Policy Value in one or more Investment Accounts, then you will be subject to the risk that investment performance will be unfavorable and that your Policy Value will decrease. In addition, we deduct charges from your Policy Value, which can significantly reduce your Policy Value. During times of poor investment performances, this deduction will have an even greater impact on your Policy Value. You could lose everything you invest. If you allocate Net Premiums to the fixed account options, then we credit your Policy Value (in the fixed account options) with declared rates of interest, but you assume the risk that the rates may decrease, although they will never be lower than the guaranteed minimum annual effective rates for the Policy.

Long-Term Commitment

Owning a Policy entails a variety of fees and expenses, including a cost of insurance charge, Administrative Expense Charge, Policy fee, Asset Based Risk Charge, and a Premium Expense Charge, as described under “Charges and Deductions.” As a result, the Policy is not suitable as a short-term savings vehicle. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to Surrender it or make a partial withdrawal in the near future. We have designed the Policy to meet long-term financial goals.

Risk of Lapse

If your Policy Value less outstanding debt is not enough to pay any charges, including the Monthly Charge, and the No-Lapse Guarantee is not in effect, your Policy will enter a Grace Period. We will notify you that the Policy will Lapse unless you make a sufficient payment during the Grace Period and will request that you make a payment before the end of the Grace Period that is equal to the lesser of any unpaid charges plus three current Monthly Charge deductions or the amount needed to satisfy the premium requirement of the No-Lapse Guarantee. You may reinstate a Lapsed Policy, subject to certain conditions.

Tax Risks

We anticipate that the Policy should qualify as a life insurance contract under guidance provided pursuant to federal tax law. There is less certainty, however, with respect to whether Policies issued on a substandard basis (i.e., an Underwriting Class involving higher than standard mortality

M Intelligent Survivorship VUL Prospectus	3

risk) may qualify as a life insurance contract under Federal tax law, particularly if you pay the full amount of Premiums permitted under the Policy, because there is less guidance. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of Policy Value under a Policy until there is a distribution from the Policy. Moreover, the death benefit under a Policy is excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not be subject to federal income tax on the Death Benefit Proceeds.

Depending on the total amount of Premiums you pay or changes you make to the Policy, the Policy may be treated as a modified endowment contract (“MEC”) under federal tax laws. If a Policy is treated as a MEC, then Surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on Surrenders, partial withdrawals, and loans taken before you reach age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will not be treated as distributions unless the Policy Lapses while a loan is outstanding. Finally, distributions and loans from a Policy that is not a MEC are not subject to the 10% penalty tax. It is not clear that we can take effective action in all possible circumstances to prevent a Policy from being classified as a MEC.

The tax consequences associated with keeping a Policy in force after the younger Insured reaches Attained Age 100 are unclear. A tax adviser should be consulted about these consequences.

See “Federal Tax Considerations.” You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Loan Risks

A Policy loan, whether or not repaid, will affect Policy Value over time because we subtract the amount of the loan from the Investment Options as collateral, and hold it in the Loan Account. This loan collateral does not participate in the investment performance of the Investment Accounts or receive any higher current interest rate credited to the fixed account options.

We reduce the amount we pay on the death of the Last Surviving Insured by the amount of any Outstanding Loan Amounts. A Policy loan will also reduce your Cash Surrender Value and thereby increase the risk of Lapse, particularly when the investment returns of the amounts remaining in the Investment Accounts are low. Any transfers made from the Investment Accounts and/or the fixed account options as a result of unpaid interest charges will further increase this risk.

A loan may have tax consequences.

Portfolio Risks

A comprehensive discussion of the risks of each Portfolio may be found in each Portfolio’s prospectus. Please refer to the Portfolios’ prospectuses for more information.

FEE TABLE

The following tables describe the fees and expenses that an Owner will pay when buying and owning the Policy. If the amount of a charge varies depending on the individual characteristics of the Owner or Insureds, such as Issue Age, sex or Underwriting Class, the tables show the minimum and maximum possible charges as well as the charges for a typical Owner or Insureds. These minimum, maximum and typical charges may assist you in understanding the range of possible charges as well as the charge a typical Owner or Insureds may pay, but these charges may not be representative of the amount you actually pay. We may agree to your request to deduct Advisory Fees from your Policy pursuant to your independent agreement with a registered investment advisor, but such expenses are not reflected in the tables below.

4	Prospectus M Intelligent Survivorship VUL

TRANSACTION FEES

The following table describes the fees and expenses that an Owner will pay at the time that he or she buys the Policy, Surrenders the Policy, or transfers Policy Value among the Investment Options. Please see the “Charges and Deductions” section for more information, including the methods for deducting the amounts due.

TRANSACTION FEES

		Amount Deducted
Charge	When charge is deducted	Maximum guaranteed charge	Current charge
Premium Expense Charge (as a % of premium)	Upon receipt of each Premium payment	1st 10 Yrs: 10% Yrs 11+: 5%	1st 10 Yrs up to 10 Targets: 10% 1st 10 Yrs above 10 Targets: 5% Yrs 11+: 5%
Partial Withdrawal Charge	At the time of each withdrawal	$20.00	$0.00
Transfer Charge	Upon transfer	$0.00 on first 12 transfers each policy year, $25.00 on each transfer thereafter	$0.00
Accelerated Death Benefit Charge	At the time the accelerated death benefit is paid	$200.00[1]	$0.00[1]

[1]	In addition, the proceeds of the accelerated death benefit are discounted for 1 year at a rate equal to the greater of:

•	the yield on 90-day Treasury bills on the date the application was approved, or

•

the current maximum statutory adjustable policy loan interest rate equal to the Moody’s Corporate Bond Yield Average—Monthly Average Corporate , published by Moody’s Investors Service, Inc., for the calendar month ending two months prior to the date the request is approved.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

The following table describes the fees and expenses that an Owner will pay periodically during the time he or she owns the Policy, not including the fees and expenses of the Portfolios.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

Amount Deducted
Charge	When charge is deducted	Maximum guaranteed charge	Current charge
Policy Fee	At the beginning of each policy month	$20.00	$20.00
Administrative Expense Charge —Base Face Amount (per $1,000 BFA in first 5 years only)	At the beginning of each policy month	Minimum $0.0384 Maximum $4.1956 Representative Charge[2] $1,116.75	Minimum $0.0307 Maximum $3.3565 Representative Charge[2] $893.50
Administrative Expense Charge —Supplemental Face Amount (per $1,000 SFA in first 5 years only)	At the beginning of each policy month	Minimum $0.0058 Maximum $0.6324 Representative Charge[2] $167.50	Minimum $0.0046 Maximum $0.5059 Representative Charge[2] $134.00
Cost of Insurance[3]—Base Face Amount (per $1,000 of Net Amount at Risk—higher rates may apply to substandard risks)	At the beginning of each policy month	Minimum $0.000032 Maximum $79.1075 Representative Charge[4] $0.00159	Minimum $0.000003 Maximum $79.1075 Representative Charge[4] $$0.000033
Cost of Insurance[3]— Supplemental Face Amount (per $1,000 of Net Amount at Risk—higher rates may apply to substandard risks)	At the beginning of each policy month	Minimum $0.000032 Maximum $79.1075 Representative Charge[4] $0.00159	Minimum $0.000003 Maximum $75.152125 Representative Charge[4] $0.000029

[2]

Charge is for preferred non-tobacco underwriting risks, male Issue Age 55, female Issue Age 52, $2,500,000 Base Face Amount, and a $2,500,000 Supplemental Face Amount, Premium of $30,000 in Policy Year 1.

M Intelligent Survivorship VUL Prospectus	5

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES (continued)

[3]

The Cost of Insurance charges vary based on Issue Ages, sex (in most states), Underwriting Classes, and Policy Year. The charge generally increases as the Issue Age increases. The Net Amount at Risk is equal to: the death benefit discounted for a month of interest minus the Policy Value on the Monthly Charge Date. The cost of insurance charges shown in the table may not be typical of the charges You will pay. Your Policy’s data page will indicate the guaranteed cost of insurance charge applicable to Your Policy, and more detailed information concerning your cost of insurance charges is discussed in the “Charges and Deductions—Monthly Charge” section of this prospectus and is available on request from our Administrative Office. Also, before you purchase the Policy, you may request personalized illustrations of hypothetical future benefits under the Policy based upon each Insured’s sex in most states, age and Underwriting Class, the death benefit option, face amount, planned Premiums, and requested Riders. Substandard classifications provide for higher rates with a maximum guaranteed annual rate of $1,000 per $1,000 of Net Amount at Risk and a maximum current annual rate of $1,000 per $1,000 of Net Amount at Risk.

[4]	Charge is for preferred non-tobacco underwriting risks, male Issue Age 55, female Issue Age 52, $2,500,000 Base Face Amount, and a $2,500,000 Supplemental Face Amount, Policy Year 1.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

Amount Deducted
Charge	When charge is deducted	Maximum guaranteed charge	Current charge
Asset Based Risk Charge (% of Policy Value invested in the Investment Accounts)	At the beginning of each policy month	Yrs 1 to 15: 0.05% Yrs 16+: 0.02%

If policy value in the investment accounts is less than 25% of the face amount:

Yrs 1 to 15: 0.05%

Yrs 16+: 0.02%

If policy value in the investment accounts is at least 25% of the face amount:

Yrs 1 to 15: 0.035%

Yrs 16+: 0.005%

Loan Interest Charge	Daily, charged against the Outstanding Loan Amount plus accrued interest	Yrs 1-10: 4.50% Yrs 11+: 3.50%	Yrs 1-10: 4.00% Yrs 11+: 3.00%
Extended Maturity Benefit		No Additional Charge	No Additional Charge
Reinstatement Interest Charge	Upon reinstatement of a Lapsed Policy	6% assessed against and added to unpaid Monthly Charges from the date the Policy Lapsed to the date it is reinstated.	6% assessed against and added to unpaid Monthly Charges from the date the Policy Lapsed to the date it is reinstated.
Charges for Other Benefits:[5]
Charitable Giving Benefit		No Additional Charge	No Additional Charge
Overloan Protection Endorsement		No Additional Charge[6]	No Additional Charge[6]

[5]

These charges may vary based on the Issue Ages of the Insureds, gender (in most states), Underwriting Classes, Policy Value, Policy Year, Face Amount, death benefit option, and Net Amount at Risk. The charges shown in the table may not be typical of the charges You will pay. Your Policy’s data page will indicate the guaranteed charges applicable to Your Policy, and more detailed information concerning Your charges is available upon request from our Administrative Office.

[6]	There is no specific charge but the Policy Value will be reduced when the Overloan conditions are met.

ANNUAL PORTFOLIO OPERATING EXPENSES:

The following table shows the minimum and maximum total operating expenses charged by the currently available Portfolios that you may pay periodically during the time you own the Policy, both before and after any contractual fee waivers or reimbursements. These are based on the management fees, distribution (Rule 12b-1) fees, and other expenses charged by the Portfolios during the fiscal year ended December 31, 2011. Expenses of the Portfolios may be higher or lower in the future. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

	Minimum	Maximum
Gross Total Annual Portfolio Operating Expenses (before any contractual waivers or reimbursements) (expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses)	0.21%	1.35%
Net Total Annual Portfolio Operating Expenses (net of any contractual waivers or reimbursements) (expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses)[1]	0.10%	1.35%

[1]

Certain of the Portfolios have entered into contractual expense waiver or reimbursement arrangements that reduce Portfolio expenses during the period of the arrangement. These arrangements vary in length, and are in place at least through April 30, 2013. More detail concerning the Portfolios’ contractual waivers and reimbursements can be found in the footnotes accompanying the next table.

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The following table shows the fees (including management fees, distribution (Rule 12b-1) fees, and other expenses) charged by each Portfolio as a percentage of average daily net assets for the fiscal year ended December 31, 2011. Portfolio expenses are not fixed or specified under the terms of the Policy, and may change periodically. Certain portfolios may impose a redemption fee. For further information, consult the Portfolios’ prospectus.

Portfolio	Management Fees	Distribution (12b-1) or Service Fees[1]	Other Expenses	Acquired Fund Fees and Expenses	Gross Total Annual Portfolio Operating Expenses	Contractual Fee Waivers and Reimbursements	Net Total Annual Portfolio Operating Expenses
TIAA-CREF Life Bond Fund[2]	0.30%	0.00%	0.23%	0.00%	0.53%	0.18%	0.35%
TIAA-CREF Life Growth Equity Fund[3]	0.45%	0.00%	0.31%	0.00%	0.76%	0.24%	0.52%
TIAA-CREF Life Growth & Income Fund[3]	0.45%	0.00%	0.25%	0.00%	0.70%	0.18%	0.52%
TIAA-CREF Life International Equity Fund[4]	0.50%	0.00%	0.31%	0.00%	0.81%	0.21%	0.60%
TIAA-CREF Life Large-Cap Value Fund[3]	0.45%	0.00%	0.26%	0.00%	0.71%	0.19%	0.52%
TIAA-CREF Life Money Market Fund[5]	0.10%	0.00%	0.29%	0.00%	0.39%	0.24%	0.15%
TIAA-CREF Life Real Estate Securities Fund[6]	0.50%	0.00%	0.21%	0.00%	0.71%	0.14%	0.57%
TIAA-CREF Life Small-Cap Equity Fund[7,8]	0.48%	0.00%	0.28%	0.04%	0.80%	0.21%	0.59%
TIAA-CREF Life Social Choice Equity Fund[9]	0.15%	0.00%	0.34%	0.00%	0.49%	0.27%	0.22%
TIAA-CREF Life Stock Index Fund[7,10]	0.06%	0.00%	0.20%	0.01%	0.27%	0.17%	0.10%
Delaware VIP Small Cap Value Series—Standard Class	0.73%	0.00%	0.08%	0.00%	0.81%	0.00%	0.81%
DFA VA Global Bond Portfolio	0.25%	0.00%	0.06%	0.00%	0.31%	0.00%	0.31%
DFA VA International Small Portfolio	0.50%	0.00%	0.13%	0.00%	0.63%	0.00%	0.63%
DFA VA International Value Portfolio	0.40%	0.00%	0.10%	0.00%	0.50%	0.00%	0.50%
DFA VA Short-Term Fixed Portfolio	0.25%	0.00%	0.05%	0.00%	0.30%	0.00%	0.30%
DFA VA US Large Value Portfolio	0.25%	0.00%	0.05%	0.00%	0.30%	0.00%	0.30%
DFA US Targeted Value Portfolio	0.35%	0.00%	0.07%	0.00%	0.42%	0.00%	0.42%
ING Clarion Global Real Estate Portfolio—Class I11	0.79%	0.00%	0.18%	0.00%	0.97%	0.08%	0.89%
ING Russell Large Cap Growth Index Portfolio—Class I12	0.45%	0.00%	0.14%	0.00%	0.59%	0.10%	0.49%
M Business Opportunity Value Fund[13]	0.64%	0.00%	0.27%	0.00%	0.91%	0.02%	0.89%
M Capital Appreciation Fund[13]	0.90%	0.00%	0.20%	0.00%	1.10%	0.00%	1.10%
M International Equity Fund[13]	0.68%	0.00%	0.27%	0.00%	0.95%	0.02%	0.93%
M Large Cap Growth Fund[13]	0.62%	0.00%	0.21%	0.00%	0.83%	0.00%	0.83%
Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio—I Class	0.85%	0.00%	0.22%	0.00%	1.07%	0.00%	1.07%
PIMCO VIT Global Bond Portfolio (Unhedged)—Institutional Class	0.75%	0.00%	0.00%	0.00%	0.75%	0.00%	0.75%
PIMCO VIT Real Return Portfolio—Institutional Class	0.50%	0.00%	0.00%	0.00%	0.50%	0.00%	0.50%
PIMCO VIT Total Return Portfolio—Institutional Class	0.50%	0.00%	0.00%	0.00%	0.50%	0.00%	0.50%
PVC Equity Income Account—Class 1	0.48%	0.00%	0.00%	0.00%	0.48%	0.00%	0.48%
PVC MidCap Blend Account—Class 1	0.54%	0.00%	0.01%	0.00%	0.55%	0.00%	0.55%
Prudential Series Fund—Natural Resources Portfolio—Class II	0.45%	0.25%	0.20%	0.00%	0.90%	0.00%	0.90%
T. Rowe Price Limited-Term Bond Portfolio	0.70%	0.00%	0.00%	0.05%	0.75%	0.00%	0.75%
Templeton Developing Markets Securities Fund—Class 1	1.10%	0.00%	0.25%	0.00%	1.35%	0.00%	1.35%
Vanguard VIF Capital Growth Portfolio	0.39%	0.00%	0.03%	0.00%	0.42%	0.00%	0.42%
Vanguard VIF High Yield Bond Portfolio	0.25%	0.00%	0.04%	0.00%	0.29%	0.00%	0.29%
Vanguard VIF Mid-Cap Index Portfolio	0.22%	0.00%	0.04%	0.00%	0.26%	0.00%	0.26%
Vanguard VIF Small Company Growth Portfolio	0.37%	0.00%	0.04%	0.02%	0.43%	0.00%	0.43%
Vanguard VIF REIT Index Portfolio	0.24%	0.00%	0.04%	0.00%	0.28%	0.00%	0.28%
Vanguard VIF Total Bond Market Index Portfolio	0.18%	0.00%	0.03%	0.00%	0.21%	0.00%	0.21%

[1]	Because the 12b-1 fee is charged as an ongoing fee, over time the fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

M Intelligent Survivorship VUL Prospectus	7

[2]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors Inc. (“Advisors”) has contractually agreed to reimburse the Fund for any Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage and other transactional expenses, Acquired Fund Fees and Expenses and extraordinary expenses) that exceed 0.35% of average daily net assets for the shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2013 unless changed with approval of the Board of Trustees.

[3]

Under the Funds’ expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, Inc. (“Advisors”) has contractually agreed to reimburse the Fund for any Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage and other transactional expenses, Acquired Fund Fees and Expenses and extraordinary expenses) that exceed 0.52% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2013 unless changed with approval of the Board of Trustees.

[4]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, Inc. (“Advisors”) has contractually agreed to reimburse the Fund for any Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage and other transactional expenses, Acquired Fund Fees and Expenses and extraordinary expenses) that exceed 0.60% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2013 unless changed with approval of the Board of Trustees.

[5]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, Inc. (“Advisors”) has contractually agreed to reimburse the Fund for any Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage and other transactional expenses, Acquired Fund Fees and Expenses and extraordinary expenses) that exceed 0.15% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2013 unless changed with approval of the Board of Trustees.

[6]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, Inc. (“Advisors”) has contractually agreed to reimburse the Fund for any Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage and other transactional expenses, Acquired Fund Fees and Expenses and extraordinary expenses) that exceed 0.57% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2013 unless changed with approval of the Board of Trustees.

[7]

“Acquired Funds Fees and Expenses” are the Funds’ proportionate amount of the expenses of any investment companies or pools in which they invest. These expenses are not paid directly by Fund shareholders. Instead, Fund shareholders bear these expenses indirectly because they reduce Fund performance.

[8]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, Inc. (“Advisors”) has contractually agreed to reimburse the Fund for any Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage and other transactional expenses, Acquired Fund Fees and Expenses and extraordinary expenses) that exceed 0.55% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2013 unless changed with approval of the Board of Trustees.

[9]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, Inc. (“Advisors”) has contractually agreed to reimburse the Fund for any Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage and other transactional expenses, Acquired Fund Fees and Expenses and extraordinary expenses) that exceed 0.22% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2013 unless changed with approval of the Board of Trustees.

[10]

Under the Fund’s expense reimbursement arrangements, the Fund’s investment adviser, Teachers Advisors, Inc. (“Advisors”) has contractually agreed to reimburse the Fund for any Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage and other transactional expenses, Acquired Fund Fees and Expenses and extraordinary expenses) that exceed 0.09% of average daily net assets for shares of the Fund. These expense reimbursement arrangements will continue through at least April 30, 2013 unless changed with approval of the Board of Trustees.

[11]

The adviser is contractually obligated to limit expenses to 0.90% through at least May 1, 2013; the obligation does not extend to interest, taxes, brokerage commissions, extraordinary expenses, and Acquired Fund Fees and Expenses. The obligation will automatically renew for one-year terms unless it is terminated by the Portfolio or the adviser upon written notice within 90 days prior to the end of the then current term or upon termination of the advisory agreement and is subject to recoupment by the adviser within three years. The adviser is also contractually obligated to waive a portion of the management fee through May 1, 2013. Based upon net assets as of December 31, 2011, the management fee waiver for the Portfolio would be (0.01)%. There is no guarantee that the management fee waiver will continue after May 1, 2013. The management fee waiver will only renew if the adviser elects to renew it.

[12]

The adviser is contractually obligated to limit expenses to 0.50% through May 1, 2013. There is no guarantee the obligation will continue after May 1, 2013. The obligation will only renew if the adviser elects to renew it. Also, the adviser is contractually obligated to waive 0.10% of the management fee through May 1, 2013. There is no guarantee that the management fee waiver will continue after May 1, 2013. The management fee waiver will only renew if the adviser elects to renew it. These obligations are not eligible for recoupment.

[13]

For the period from May 1, 2012 to April 30, 2013, the Adviser has contractually agreed to reimburse the Fund for certain operating expenses (other than advisory fees, brokerage or other portfolio transaction expenses or expenses for litigation, indemnification, taxes or other extraordinary expenses) to the extent that such expenses exceed 0.25% of the Fund’s annualized average daily net assets.

8	Prospectus M Intelligent Survivorship VUL

THE POLICY

PURCHASING A POLICY

To purchase a Policy, you must submit a completed application to us at our Administrative Office. The minimum Total Face Amount is generally $100,000. At our option, we may have different minimum Total Face Amounts for certain classes of Policies.

Generally, the Policy is available for Insureds between Issue Ages 0–90. Issue Ages may vary by state. Please call the Administrative Office for details. We can provide you with details as to our underwriting standards when you apply for a Policy. We reserve the right to modify our underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

While your application is being reviewed, we may make available to you temporary life insurance coverage if you have signed a Temporary Insurance Agreement (TIA) and made an advanced payment. The temporary coverage begins on the later of the date the TIA is signed and the date the payment is received, has a maximum amount and is subject to other conditions. Pending approval of your application, any advance payments will be held in our general account.

We will notify you when our underwriting process has been completed. Insurance coverage under the Policy will not take effect until the minimum first Premium has been paid.

REPLACING EXISTING INSURANCE

It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a surrender charge on your existing insurance. You should talk to your financial professional and/or tax adviser to make sure the exchange will be tax free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial Premium from your existing insurance company, the issuance of the Policy may be delayed.

WHEN INSURANCE COVERAGE TAKES EFFECT

Insurance coverage under the Policy will take effect only if both the proposed Insureds are alive and in the same condition of health as described in the application when we deliver the Policy to you, and if the minimum first Premium has been paid. We begin to deduct Monthly Charges from your Policy Value on the Policy Date.

RIGHT TO CANCEL

You may cancel a Policy during the Right to Cancel Period by providing Acceptable Notice of cancellation and returning the Policy to us. The Right to Cancel Period begins when you receive the Policy and generally expires after a period determined under state law. If you decide to cancel the Policy during the Right to Cancel Period, we will treat the Policy as if we never issued it. Within 7 days after we receive the returned Policy, we will refund an amount equal to the sum of:

•	The Policy Value as of the end of the Business Day we receive the returned Policy, plus

•	Any Premium Expense Charge deducted from Premiums paid, plus

•	Any Monthly Charges charged against the Policy Value, plus

•	An amount reflecting any other charges deducted under the Policy.

Where state law requires, the refund will equal all payments you made.

OWNERSHIP AND BENEFICIARY RIGHTS

The Policy belongs to the Owner named in the application. While an Insured is alive, the Owner may exercise all of the rights and options described in the Policy. Both Insureds will be the joint owners unless the application specifies a different person as the Owner or the Owner is changed thereafter. If the Owner is not both Insureds and dies before the Last Surviving Insured, ownership of the Policy will pass to the next named Owner then living, or if no Owner is living, to the Owner’s estate. To the extent permitted by law, Policy benefits are not subject to any legal process for the payment of any claim against the payee, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment). If a joint Owner has been named and both Owners are living, authorization from both Owners is required for changes and transactions other than the allocation of Premiums. All reference herein to Owner shall be read as applying to single or joint Owners.

The Owner may, subject to certain restrictions, exercise certain rights including selecting and changing the Beneficiary, changing the Owner, and assigning the Policy. We reserve the right to reject assignments that we reasonably believe are intended to develop a secondary market for the policy, such as selling the policy to a ‘factoring company’ that pays a discounted lump sum in return for assignments of future death benefits.

Changing the Owner and assigning the Policy may have tax consequences. The principal right of the Beneficiary is the right to receive the Death Benefit Proceeds under the Policy.

M Intelligent Survivorship VUL Prospectus	9

MODIFYING THE POLICY

Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by our president, a vice president, or our secretary. Upon notice to you, we may modify the Policy:

•

to conform the Policy, our operations, or the Separate Account’s operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our Company, or the Separate Account is subject;

•	to assure continued qualification of the Policy as a life insurance contract under federal tax laws; or

•	to reflect a change in the Separate Account’s operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that governs the Policy, we reserve the right to amend the provision to conform with these laws. Any material change to the Policy must be approved by the State Insurance Department of each state where the Policy is made available. Any resulting material change to this prospectus must be registered with the Securities and Exchange Commission prior to use.

PREMIUMS

MINIMUM INITIAL PREMIUM

The minimum Initial Premium is due on or before the Policy Issue Date. No insurance under the Policy will take effect until the minimum Initial Premium is paid, and the health and other conditions of the Insureds described in the application must not have changed. Any temporary coverage is under a separate policy. The minimum Initial Premium is stated in your Policy and will not be less than $100.

PREMIUM FLEXIBILITY

When you apply for a Policy, you will elect a payment schedule for Premiums that is on a monthly, quarterly, semiannual, annual, or single-sum basis. You are not actually required to pay Premiums according to that (or any) schedule. However, you may greatly increase your risk of Lapse if you do not regularly pay Premiums because the Policy Value may not be sufficient to cover the Monthly Charges when due.

You have flexibility to determine the frequency and the amount of the Premiums you pay, and you can change the planned periodic Premium schedule at any time. If you are submitting a Premium payment pursuant to a Premium reminder notice, the address for payment will be enclosed with the notice. You may also send your Premium payments to our Administrative Office. If you have an outstanding Policy loan, we will credit all payments you send to us as Premium payments unless you provide Acceptable Notice for the payments to be applied as loan repayments. You may also choose to have Premium payments automatically deducted periodically from your bank account under the automatic payment plan. Payment of the planned Premiums or any other level of Premiums does not guarantee that the Policy will not Lapse. See “Policy Lapse and Reinstatement.”

You may not pay any Premiums after the Policy’s Final Policy Date. You may not pay Premiums less than $50, and we reserve the right to limit total Premiums plus transfers allocated to each fixed account option under a Policy to $500,000 each Policy Year. Note that we cannot accept cash, money orders or travelers’ checks. In addition, we will not accept a third-party check where the relationship of the payor to the Owner cannot be identified from the face of the check.

We will or have the right to limit or refund all or part of your Premium payment if:

•	The Premium would disqualify the Policy as a life insurance contract under the Code;

•	The Premium would cause the Policy to become a MEC under the Code, unless you instruct us to accept the Premium; or

•

The Premium would cause an immediate increase in the death benefit as a result of Section 7702 of the Code—the section of the Code that addresses life insurance (unless you provide us with satisfactory evidence of insurability).

You can stop paying Premiums at any time and your Policy will continue in force until the earliest of the date when either: (1) the Last Surviving Insured dies; (2) the Grace Period ends without a sufficient payment (see “Policy Lapse and Reinstatement”); or (3) we receive your Acceptable Request requesting a Surrender of the Policy.

PREMIUM LIMITATIONS

If the Guideline Premium Test is used to test if the Policy qualifies as life insurance under the Code, total Premium payments must not exceed certain stated limits—the “guideline premium” amount. We have established procedures to monitor whether aggregate Premiums paid under a Guideline Premium Test Policy exceed those limits. If we become aware that a Premium payment would result in total Premiums exceeding these limits, we will accept only that portion of the Premium that would make total Premiums equal the guideline premium amount. We will not refund any Premium necessary to keep the Policy in force.

The maximum Premium limitations set forth in the Code depend in part upon the amount of the death benefit at any time. As a result, any Policy changes that affect the amount of the death benefit may affect whether cumulative Premiums paid under the Policy exceed the maximum Premium limitations. Premiums may be limited after the younger Insured’s age 100. The tax consequences of keeping a Policy in force after the younger Insured reaches Attained Age 100 are unclear. A tax advisor should be consulted about such consequences. See “Choice of Tax Test” for more information regarding the Guideline Premium Test.

10	Prospectus M Intelligent Survivorship VUL

Modified Endowment Contracts (“MECs”). There are special federal income tax rules for distributions from life insurance policies that are MECs. These rules apply to Policy loans, Surrenders, and partial withdrawals. These rules apply if the Premiums we receive are greater than the “seven-pay limit” for your Policy as determined under Section 7702A of the Code. The “seven-pay limit” means that, during the first seven years of a policy, the sum of the actual premiums paid may not exceed the sum of the “seven-pay premiums.” Generally, the “seven-pay premium” is the level annual premium, such that if it were paid for each of the first seven years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. For example, if the “seven-pay premiums” were $1,000, the maximum cumulative premiums that could be paid during the first seven years of a policy to avoid MEC status would be $1,000 in the first year, $2,000 through the first two years, $3,000 through the first three years, etc. Under this test, a policy may or may not be a MEC, depending on the amount of premiums paid during each of the policy’s first seven years. A policy received in exchange for a MEC will be taxed as a MEC even if it would otherwise satisfy the seven-pay test.

Prior to the Policy Date, if we find that your planned periodic Premium would cause your Policy to become a MEC, we will notify you and request further instructions. We will then issue your Policy based on the planned periodic Premium you have selected. If you do not want your Policy to become a MEC, you may reduce your planned periodic Premium to a level that does not cause your Policy to become a MEC. We will then issue your Policy based on the revised planned periodic Premium. See “Federal Tax Considerations—Tax Treatment of Policy Benefits—Modified Endowment Contracts.”

After the Policy Date, if we discover that you have made a Premium payment that would cause your Policy to become a MEC, we will place the Premium amount in a suspense account. We will not apply this amount to your Policy unless and until you acknowledge that you know that the Policy will become a MEC and that you nevertheless wish us to apply this amount to your Policy. Similarly, we will not honor your instructions regarding withdrawals, changes in death benefit options or changes in Face Amounts if any such action would result in the Policy becoming a MEC until you acknowledge that you know that the Policy will become a MEC and that you nevertheless wish us to take such action. Additionally, if your Policy has inadvertently become classified as a MEC, and assuming that you do not want your Policy to be a MEC, we will attempt to enable your Policy to continue to meet the seven-pay test for federal income tax purposes (and not be a MEC) by refunding any excess Premium and related earnings or losses to you. It is not clear, however, if we can take effective action in all possible circumstances to prevent a Policy that has exceeded the applicable Premium limitation from being classified as a MEC.

Exchanges from a Prior Life Policy. We may accept as part of your first Premium money from another life insurance contract that qualifies for a tax-free exchange under Section 1035 of the Code, contingent upon receipt of the cash from that contract. Not all policy exchanges qualify for tax-free exchange treatment. Contract exchanges may have tax consequences. See “Federal Tax Considerations.”

ALLOCATING PREMIUMS

When you apply for a Policy, you must instruct us on the application form to allocate your Net Premium to one or more Investment Options according to the following rules:

•	Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

•

We will allocate the Net Premium based on the price determined at the end of the Business Day we are deemed to receive it at our Administrative Office according to your current Premium allocation instructions.

•

You can change the allocation instructions for additional Net Premiums without charge by providing us with Acceptable Notice. Any change in allocation instructions will be effective at the end of the Business Day we receive your request.

Unless you provide instructions indicating otherwise, we deduct Monthly Charges pro rata from the Investment Accounts and the fixed account options (see “Monthly Charge”).

Investment returns from amounts allocated to the Investment Accounts will vary with the investment performance of these Investment Accounts and will be reduced by Policy charges. You bear the entire investment risk for amounts you allocate to the Investment Accounts. You should periodically review your allocation schedule in light of market conditions and your overall financial objectives.

DELAY IN ALLOCATIONS

Some states require us to refund all payments if you return your Policy during the Right to Cancel Period. In those states, we will allocate Net Premiums received at our Administrative Office during the Right to Cancel Period to the Investment Account that invests in the TIAA-CREF Life Money Market Fund (the “Money Market Account”). Following the end of the Right to Cancel Period, we will allocate that Policy Value among the Investment Accounts and the fixed account options as indicated in your current Premium allocation instructions. If the Right to Cancel Period ends on a non-Business Day, we will allocate Policy Value among the Investment Accounts and the fixed account options using Unit values as of the immediately preceding Business Day. We invest all Net Premiums paid thereafter based on the allocation percentages then in effect.

M Intelligent Survivorship VUL Prospectus	11

VALUATIONS

POLICY VALUE

The Policy Value serves as the starting point for calculating important values under a Policy, such as the Cash Surrender Value and, in some cases, the death benefit. Policy Value varies from day to day depending on factors such as the amount and timing of your Premium payment, the performance of the Investment Accounts you have chosen, the interest rates of the fixed account options, and Loan Account, Policy charges, how much you have borrowed or withdrawn, and the level of Policy and Rider benefits. We do not guarantee a minimum Policy Value.

Policy Value:

•	Equals the sum of all values in the Investment Accounts, the fixed account options, and the Loan Account.

•	is determined first on the Policy Date and then on each date thereafter; and

•	has no guaranteed minimum amount and may be more or less than Premiums paid.

CASH SURRENDER VALUE

The Cash Surrender Value is the amount we pay to you when you Surrender your Policy. We determine the Cash Surrender Value as of the end of the Business Day when we receive your Acceptable Request to Surrender.

Cash Surrender Value at the end of any day equals:

•	the Policy Value as of such date; minus any Outstanding Loan Amount.

INVESTMENT ACCOUNT VALUE

At the end of any Business Day, the Investment Account value is equal to the number of Units in each Investment Account attributable to the Policy multiplied by the Unit value for that Investment Account.

The Number of Units in any Investment Account at the end of any day equals:

•	Units purchased with Net Premiums; plus

•	Units purchased via transfers from another Investment Account, the fixed account options, or the Loan Account; minus

•	Units redeemed to pay for Monthly Charges; minus

•	Units redeemed to pay for partial withdrawals; minus

•	Units redeemed to pay transfer charges, or any other charges incurred in connection with the exercise of rights under the policy Riders; and minus

•	Units redeemed as part of a transfer to another Investment Account, the fixed account options, or the Loan Account.

Every time you allocate or transfer money to or from an Investment Account, we convert that dollar amount into Units. We determine the number of Units we credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the Unit value for that Investment Account at the end of the Business Day.

UNIT VALUE

We determine a Unit value for each Investment Account to reflect how investment performance affects the Policy Value. Unit values will vary among Investment Accounts. The Unit value may increase or decrease from one Business Day to the next.

The Unit value of any Investment Account at the end of any Business Day equals:

•	the Unit value of the Investment Account on the immediately preceding Business Day; multiplied by

•	the net investment factor for that Investment Account on that Business Day.

•	The net investment factor:

•	measures the investment performance of an Investment Account from one Business Day to the next;

•	increases to reflect investment income and capital gains (realized and unrealized) for the shares of the underlying Portfolio; and

•	decreases to reflect any capital losses (realized and unrealized) for the shares of the underlying Portfolio, as well as the underlying Portfolio expenses.

Unit values on any non-Business Day are determined using the Unit values as of the most recent prior Business Day.

FIXED ACCOUNT OPTION VALUE

The fixed account option value at the end of any day is equal to:

•	the Net Premium(s) allocated to the fixed account option; plus

•	any amounts transferred to the fixed account option (including amounts transferred from the Loan Account); plus

•	interest credited to the fixed account option; minus

•	amounts deducted from the fixed account option to pay for Monthly Charges; minus

•	amounts withdrawn from the fixed account option; minus

•	amounts deducted from the fixed accounts to pay transfer charges, or any other charges incurred in connection with the exercise of rights under the policy Riders; and minus

•	amounts transferred from the fixed account option to an Investment Account or to the Loan Account.

DEATH BENEFIT

In your application for the policy, you will tell us how much life insurance coverage you want on the life of each

12	Prospectus M Intelligent Survivorship VUL

Insured person. This is called the “Total Face Amount.” Total Face Amount is composed of the Base Face Amount (BFA) and any Supplemental Face Amount (SFA) you elect. We reserve the right to limit the SFA to no more than 80% of the Total Face Amount. There are a number of factors you should consider in determining the combination of coverage in the form of the BFA and the SFA. These factors are discussed under “Base Face Amount vs. Supplemental Face Amount” section below.

BASE FACE AMOUNT VS. SUPPLEMENTAL FACE AMOUNT

As noted above, you should consider a number of factors in determining whether to elect coverage in the form of BFA or in the form of SFA. Cost of insurance charges are generally lower on a current basis on the SFA portion. However, these savings are balanced by the following differences:

-	The SFA may be subject to a shorter No-Lapse Guaranteed Period (see “No-Lapse Guarantee”).

-	The SFA portion is not included in the Charitable Giving Benefit.

-	The SFA coverage will expire on the policy anniversary nearest the younger Insured person’s 120th birthday.

-	Any SFA with money allocated to a fixed account option will receive a lower guaranteed minimum annual effective credited rate than BFA fixed account allocations.

Please also note that we do not pay compensation to broker-dealers on the SFA portion of the Policy.

DEATH BENEFIT PROCEEDS

As long as the Policy is in force, we will pay the Death Benefit Proceeds to the Beneficiary once we receive at our Administrative Office satisfactory proof of the death of both Insureds. We may require you to return the Policy. We will pay the Death Benefit Proceeds in a lump sum or under another payment method. If all Beneficiaries die before the Last Surviving Insured, we will pay the Death Benefit Proceeds in a lump sum to you or your estate. See “Death Benefit—Payment Methods.”

Death Benefit Proceeds Equal:

•	the death benefit (described below); minus

•	any unpaid Monthly Charges; minus

•	any Outstanding Loan Amounts

If all or part of the Death Benefit Proceeds is paid in one sum, we will pay interest on this sum from the date of death to the date of payment as required by applicable state law.

We may further adjust the amount of the Death Benefit Proceeds under circumstances of suicide and contestability.

DEATH BENEFIT OPTIONS

You must choose in your application among three death benefit options under the Policy: Option A, Option B and Option C. Option A provides a level death benefit, while Options B and C provide increasing death benefits. We calculate the amount available under each death benefit option as of the date of the death of the Last Surviving Insured. Under any option, when Policy Value minus the amount of outstanding Policy loans is insufficient to cover the Monthly Charge, the Policy enters a Grace Period. See “Policy Lapse and Reinstatement” for further detail. Payment of any death benefit in excess of Policy Value is subject to our financial strength and claims-paying ability.

The Death Benefit under Option A is the greater of:

•	the Total Face Amount; and

•	the minimum death benefit required under the tax test you select (described below).

The Death Benefit under Option B is the greater of:

•	the Total Face Amount plus the Policy Value (determined on the date of the death of the Last Surviving Insured); and

•	the minimum death benefit required under the tax test you select (described below).

The Death Benefit under Option C is the greater of:

•	the Total Face Amount plus all of the Premiums credited to the Policy since the Issue Date (determined on the date of the death of the Last Surviving Insured); and

•	the minimum death benefit required under the tax test you select (described below).

Which Death Benefit Option to Choose. If you prefer to have Premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option B. If you prefer to have an increasing death benefit that only reflects Premium payments, you should choose Option C. If you are satisfied with the amount of the existing insurance coverage and prefer to have Premium payments and favorable investment performance reflected in a reduced cost of insurance charge and a corresponding maximization of Policy Value over time, you should choose Option A. The maximum Premium limit that can be paid into an Option B Policy is higher than for Option A under the Guideline Premium Test. The maximum Premium limit for Option C is the same as for Option A. In addition, partial withdrawals from Option B Policies generally do not reduce the Total Face Amount of coverage, while partial withdrawals from Option A or Option C Policies will reduce the Total Face Amount of coverage. See the section entitled “Surrenders and Partial Withdrawals” for more information on how partial withdrawals affect Policy Value.

The amount of the death benefit may vary with the Policy Value.

•

Under Option A or Option C, the death benefit will vary with the Policy Value whenever the minimum death benefit required under the tax test you choose is greater than the Total Face Amount (Option A) or exceeds the Total Face Amount plus all the Premiums credited to the Policy (Option C).

M Intelligent Survivorship VUL Prospectus	13

•	Under Option B, the death benefit will always vary with the Policy Value.

Choice of Tax Test. The Code requires that the Policy’s death benefit not be less than certain amounts defined in the Code. When you apply for your Policy, the Guideline Premium Test will be used as the tax law test applicable to your Policy unless you specifically elect the Cash Value Accumulation Test. Once the Policy is issued, you may not change the tax law test. You should consult a tax adviser as to the selection of the tax law test before applying for the Policy.

Under the Guideline Premium Test, the death benefit will not be less than the Policy Value times the corridor factor set by the Code and shown in the Table of Death Benefit Factors in your Policy. The corridor factors vary by, and are shown based on, Attained Age of the younger Insured at the start of the Policy Year, as follows.

Attained Age*l	Percentage	Attained Age	Percentage
40 and under	250%	60	130%
45	215%	65	120%
50	185%	70	115%
55	150%	75 through 90	105%
		95 through 99	100%

*	For Attained Ages not shown, the percentages will decrease pro rata each year.

Under the Cash Value Accumulation Test, the death benefit will not be less than 1,000 times the Policy Value divided by the net single premium factor per $1,000 of death benefit shown in the table of net single premiums in your Policy. The net single premium will vary based on each Insured’s sex (in most cases), Underwriting Class, age at issue, Policy Year and applicable flat or temporary extra mortality charges, if any. Net single premium factors may also be affected by a Rider.

In general, the Cash Value Accumulation Test allows the Owner to maximize his or her Policy Value during the earlier Policy Years because more Premiums may be paid into the Policy under that test than under the Guideline Premium Test. The Guideline Premium Test allows the Owner to obtain a specified amount of insurance coverage at the most economic cost because the Owner can maintain a higher Policy Value in relation to the death benefit options and, thereby, reduce the Net Amount at Risk under the Policy.

CHANGING DEATH BENEFIT OPTIONS

After the first Policy Year, subject to certain restrictions, you may change death benefit options with no additional charge while the Policy is in force. Changing the death benefit option may affect the Net Amount at Risk over time (which would affect the monthly cost of insurance charge). However, we will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. This may occur, for example, if you seek to change the death benefit option of an outstanding Policy that qualifies as life insurance under the Guideline Premium Test and the change in death benefit option results in a lower maximum Premium limit. In that event, we will not permit the change in death benefit option, unless the Owner withdraws the requisite amount to stay within the applicable limits. We also will not permit any change that would make your Policy a MEC under the Code without specific instructions to that effect, provided to us in an Acceptable Notice. A change of death benefit option may have tax consequences. You should consult a tax adviser before changing death benefit options.

You can change your death benefit option starting from your first Policy anniversary while your Policy is in force. Here’s how it works:

•	You must send us an Acceptable Request to make such a change.

•

The change will become effective either on the date we approve it, if that date is a Monthly Charge date, or on the first Monthly Charge date that follows the date we approve the change. We’ll make the change before we deduct the Monthly Charge.

•	We will not allow any change in death benefit option that prevents the Policy from qualifying as life insurance under federal tax law.

•	If a change in death benefit option would cause your Policy to be classified as a modified endowment contract, we will not process the change until you tell us to in a form satisfactory to us.

•	We’ll send you a Policy endorsement after we make the change.

If you change from Option A to Option B or Option C:

Here’s what you need to know about changing from Option A to Option B or Option C:

• Both Insureds must be alive.

• We may require evidence of insurability.

•	After the change, the Total Face Amount can’t be less than the minimum Total Face Amount shown in Section 1 of the Policy.

•	We’ll decrease the Total Face Amount by the Policy Value, if to Option B, or accumulated Premiums paid, if to Option C, so that your death benefit is approximately the same on the date of the change.

•

A decrease equal to the Policy Value or the accumulated premiums on the effective date of the change will be applied first to layers of SFA, from most recent to oldest, and then to layers of BFA, from most recent to oldest.

14	Prospectus M Intelligent Survivorship VUL

If you change from Option B or Option C to Option A:

Here’s what you need to know about changing from Option B or Option C to Option A:

•	Both Insureds must be alive and you must give us satisfactory evidence of insurability.

•

We’ll increase the Total Face Amount by the Policy Value, if from Option B, or accumulated Premiums paid, if from Option C, so that your death benefit is approximately the same on the date of the change.

•

We’ll increase the Total Face Amount on the effective date of the change. The increase will apply to the most recent layer of coverage. If both a BFA and an SFA layer are the most recent layers, the increase will apply to the most recent BFA layer.

If you change from Option B to Option C or Option C to Option B:

Here’s what you need to know about changing from Option B to Option C or Option C to Option B:

•	Both Insureds must be alive and you must give us satisfactory evidence of insurability.

•

We’ll adjust the Total Face Amount by the difference in Policy Value and accumulated Premiums paid so that your death benefit is approximately the same on the date of the change. A change from Option B to Option C will increase the Total Face Amount by Policy Value less accumulated Premiums paid. A change from Option C to Option B will increase the Total Face Amount by accumulated Premiums paid less Policy Value.

•

If the increase in Total Face Amount is positive, the increase will apply to the most recent layer of coverage. If both a BFA and an SFA layer are the most recent layers, the increase will apply to the most recent BFA layer. If the increase in Total Face Amount is negative, so that there is a decrease in Total Face Amount, the decrease will apply first to layers of SFA, from most recent to oldest, and then to layers of BFA, from most recent to oldest.

PAYMENT OF DEATH BENEFIT

Death Benefit Proceeds. Death Benefit Proceeds will ordinarily be paid to the Beneficiary within 7 days after we receive satisfactory proof of the death of the both Insureds and all other requirements are satisfied, including receipt by us at our Administrative Office of all required documents. We determine the amount of a payment from the Separate Account as of the date of death. If you don’t choose a payment method, your Beneficiary can choose one when he or she files a claim after the death of the Last Surviving Insured. If Death Benefit Proceeds are paid in a single sum, we pay interest from the date of death to the date of payment or as required by applicable state law.

Payment Methods. You can choose for your beneficiaries to receive the death benefit proceeds in a lump sum or in monthly payments. If you don’t choose a payment method, your Beneficiary can choose one when he or she makes a claim.

There are several ways of receiving proceeds under the death benefit and Surrender provisions of the Policy, other than in a lump sum. You may choose to have proceeds paid on a guaranteed interest basis or paid on a basis that varies with the investment performance of an Investment Account. More detailed information concerning these payment methods is available upon request from our Administrative Office.

CHARITABLE GIVING BENEFIT

The Charitable Giving Benefit pays, upon the death of the Last Surviving Insured, an additional death benefit, over and above the Death Benefit Proceeds, equal to one percent (1%) of the Policy’s BFA, but the additional benefit can be no greater than $100,000. Any SFA does not increase the amount of the additional benefit. The Beneficiary may be chosen at any time during the life of the Policy. There is no additional charge for this benefit. The designated beneficiary of this benefit must be any organization accredited as a charity with the IRS under section 501(c) (3) of the Code. The Charitable Giving Benefit may not be available in all states.

ACCELERATED DEATH BENEFIT

In some states, prior to the Final Policy Date and while the Policy is in force, you may elect to receive a one-time lump sum accelerated death benefit when the Last Surviving Insured suffers from a terminal illness. A terminal illness means a state of health in which an Insured’s life expectancy is twelve months or less. We will require you to submit acceptable proof to us of the Last Surviving Insured’s terminal illness and of the death of the other Insured before we approve your application for the accelerated death benefit.

Subject to state variations, you may elect to accelerate all or only a portion of the death benefit. However, you may not elect to accelerate an amount that is less than 25% of the Policy death benefit or $50,000, whichever is less.

The accelerated death benefit will generally equal the requested available proceeds and reduced by:

•

one year of interest at a rate equal to the greater of the yield on a 90-day Treasury bill on the date we approve your application; or the rate equal to the Moody’s Corporate Bond Yield Average—Monthly Average Corporate, published by Moody’s Investors Service, Inc., for the calendar month ending two months prior to the date the request is approved.

•	an administrative expense charge not to exceed $200;

•	any amounts due within the Policy’s Grace Period that are unpaid on the date we approve your application for an accelerated death benefit; and

•

any Outstanding Loan Amounts existing on the date we approve your application for an accelerated death benefit multiplied by the ratio of the accelerated proceeds to the death benefit of the Policy before the acceleration.

M Intelligent Survivorship VUL Prospectus	15

The accelerated death benefit will vary from state to state and may not be available in all states.

If the Last Surviving Insured is diagnosed with a terminal illness, this is an optional benefit and you are not obligated to exercise this option. We would not approve your application if we know that you are applying to get the death benefit to satisfy any judgments against you, to satisfy the claims of any creditor, or to apply for, receive or maintain any government sponsored benefit or entitlement, or any other form of public assistance.

If we approve your application for partial acceleration of the Policy death benefit, the unaccelerated portion of the Policy’s death benefit will remain in effect. After the payment of an accelerated death benefit, the Policy’s Total Face Amount, Policy Value, and any Outstanding Loan Amounts will be reduced by the ratio of the accelerated death benefit to the death benefit of the Policy before the acceleration. The acceleration of all the Policy’s death benefit will result in the termination of the Policy.

Once approved, there is no restriction on the use of an accelerated death benefit payment.

Receipt of an accelerated death benefit payment may affect eligibility for Medicaid and other government assistance programs. Payments received under the accelerated death benefit will be excludable from the gross income of the recipient if applicable tax law requirements are met. You should consult a tax adviser before requesting an accelerated death benefit.

Your right to receive payment under this option is subject to a number of conditions stated in your Policy. You should consult your Policy for the effects of an accelerated death benefit on incontestability and suicide.

EXTENDED MATURITY BENEFIT

With the extended maturity benefit, the Policy will remain in force for the lives of both Insureds. When the younger Insured reaches age 120, the death benefit will be the death benefit option then in effect.

Charges will no longer be deducted from the Policy. Policy Value will continue to be invested in any of the available Investment Options. Loans and withdrawals will continue to be available. Any loans present on the Policy at age 120 will remain on the Policy and continue to be charged interest. No additional Premium payments will be allowed, but payments towards the loan balance or interest will be allowed. Any SFA coverage will terminate at age 120.

There is no charge for this benefit.

The tax consequences associated with keeping a Policy in force after the younger Insured on a last survivor Policy reaches Attained Age 100 are unclear. A tax adviser should be consulted about such consequences.

CHANGING THE BFA AND SFA

You select the BFA and any SFA when you apply for the Policy. After the first Policy Year and while the Policy is in force, you may change the BFA and/or the SFA subject to the conditions described below. We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. Changing the Face Amounts may have tax consequences. You should consult a tax adviser before doing so.

Unscheduled Increases

•	You may increase the BFA or the SFA by submitting an application and providing evidence of insurability for both Insureds satisfactory to us at our Administrative Office.

•	The minimum increase is $50,000.

•	On the effective date of an increase, and taking the increase into account, the Policy Value less any Outstanding Loan Amounts must be greater than or equal to the Monthly Charges then due.

•	An increase will be effective on the Monthly Charge Date on or next following the date we approve the change, provided that both Insureds are alive on that date.

•

You may not increase the BFA or the SFA on or after either Insured’s Attained Age 91. Both Insureds must be alive on the date we receive your request in order to increase the Face Amount. If either Insured’s Attained Age is 76 or older, there may be additional signature requirements.

•	The total Net Amount at Risk will be affected, which will increase the monthly cost of insurance charges.

•	Each increase in the BFA and the SFA will have its own Underwriting Classes and associated charges.

•	We reserve the right to limit increases in the BFA or the SFA to one increase in any 12-month period.

Scheduled Increases

•

At time of application, you may choose to schedule increases in the SFA. Additional evidence of insurability will not be required at the time the increases are scheduled to go into effect. Further, no deterioration in either Insured’s health will negatively impact future scheduled increases. Persons interested in scheduled increases are generally those who are matching their insurance coverage amount to their income and anticipate annual increases in compensation or a growing estate. Scheduled increases will have limits based on underwriting rules then in effect. We reserve the right to limit increases based on financial underwriting reasons.

•

Scheduled increases are subject to limits on amounts based on the initial death benefit and the younger Insured’s age and other underwriting rules then in effect. We reserve the right to limit increases based on financial underwriting reasons.

•	Scheduled increases may be scheduled annually or at specified annual intervals.

16	Prospectus M Intelligent Survivorship VUL

•	If a scheduled increase is declined or you elect a decrease in Total Face Amount, all future scheduled increases are cancelled, but previous scheduled increases will remain in effect.

•	Scheduled increases may be requested only at Policy issue and apply to the initial SFA layer of coverage either elected at issue or subsequently.

Decreases

•	You must submit an Acceptable Request to decrease the Total Face Amount, but you may not decrease the Total Face Amount below the minimum specified in the Policy.

•	Decreasing the Total Face Amount will decrease the Death Benefit Proceeds. See “Death Benefit.”

•	At least one Insured must be alive on the date we receive your request in order to decrease the Total Face Amount.

•	The minimum decrease is $25,000.

•	Any decrease will be effective on the Monthly Charge Date on or next following the date we approve your request.

•	Any decrease will first reduce any SFA layers of coverage from most recent to oldest and then reduce BFA layers of coverage from most recent to oldest.

•

If a decrease in Total Face Amount would cause your Policy to be classified as a MEC, we will not process the decrease until you complete an Acceptable Request with specific instructions to that effect.

SURRENDERS AND PARTIAL WITHDRAWALS

SURRENDERS

You may request to Surrender your Policy for its Cash Surrender Value as calculated at the end of the Business Day when we receive your Acceptable Request, subject to the following conditions:

•	An Insured must be alive and the Policy must be in force when you make your request. We may require that you return the Policy.

•	The Surrender will take effect and the Policy will terminate on the Business Day we receive your request.

•	Once you Surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

•	We will pay the Cash Surrender Value to you in a lump sum after we receive your Acceptable Request unless you request other arrangements.

A Surrender may have tax consequences. You should consult a tax adviser before Surrendering the Policy. See “Federal Tax Considerations.”

PARTIAL WITHDRAWALS

After the first Policy Year, you may make an Acceptable Request to make a partial withdrawal of the Cash Surrender Value, subject to the following conditions:

•	You must request at least $500.

•	The maximum partial withdrawal you may take is 90% of your Cash Surrender Value.

•	An Insured must be alive and the Policy must be in force when you make your request.

•

You can specify the Investment Option from which to make the partial withdrawal. Otherwise, we will deduct the amount from the Investment Options in proportion to the Policy Value attributable to each Investment Option before the partial withdrawal.

•

If Death Benefit Option A or Option C is in effect, we will reduce the Total Face Amount by the amount of the partial withdrawal. We will apply the decrease first to SFA layers of coverage, from most recent to oldest.

•	A partial cash withdrawal will not reduce the Total Face Amount if Death Benefit Option B is in effect.

•	We will not allow a partial withdrawal to reduce the Total Face Amount below $1,000.

•

We process partial withdrawals based on Unit values determined at the end of the Business Day when we receive your partial withdrawal request. We will process any partial withdrawal request we receive after the end of a Business Day based on the Unit value determined at the end of the next Business Day.

•	We will pay a partial withdrawal request within 7 days after the Business Day when we received the request.

•

If a partial withdrawal would cause the Policy to fail to qualify as life insurance under the Code, you should either reduce the amount of the withdrawal or Surrender the Policy to avoid serious consequences.

•

If a partial withdrawal would cause your Policy to be classified as a MEC under the Code, we will not process the partial withdrawal until you complete an Acceptable Request with specific instructions to that effect.

•	No partial withdrawals may be taken after a Policy becomes Overloaned. See the section entitled “Riders and Endorsements.”

Partial withdrawals may have tax consequences. You should consult a tax adviser before making a partial withdrawal under the Policy. See “Federal Tax Considerations.”

M Intelligent Survivorship VUL Prospectus	17

TRANSFERS

You may make transfers between and among the Investment Options. We determine the amount you have available for transfers at the end of the Business Day when we receive your Acceptable Request. The following features apply to transfers under the Policy:

•	You must transfer at least $250, or the total value in the Investment Option you are transferring from, if less.

•	The total amount of transfers in any Policy Year from the Fixed Account are limited as follows:

•	Any transfer from the Fixed Account may be delayed up to six months.

•	Total transfers from the Fixed Account during any Policy year cannot exceed the greatest of:

•	$2,000 or

•	25% of the current balance in the Fixed Account or

•	the amount transferred from the Fixed Account in the immediately preceding Policy Year.

•	The total amount of transfers in any Policy Year from the Enhanced Fixed Account are limited as follows:

•	Any transfer from the Enhanced Fixed Account may be delayed up to six months.

•	Total transfers from the Enhanced Fixed Account during any Policy year cannot exceed the greatest of:

•	$2,000 or

•	10% of the current balance in the Enhanced Fixed Account or

•	the amount transferred from the Enhanced Fixed Account in the immediately preceding Policy Year.

It may take a number of years to transfer substantial value from the fixed account options to the Investment Accounts.

•

We currently do not charge any fees on transfers. However, we reserve the right to deduct a $25 charge for the 13th and each additional transfer during a Policy Year. We will deduct any transfer charge from the balance of the Investment Option to which the amount is transferred. Transfers due to dollar cost averaging, automatic account rebalancing, loans, changes in an Investment Account’s investment policy, or the initial reallocation from the Money Market Account do not count as transfers for the purpose of assessing the transfer charge.

•

We consider each request to be a single transfer, regardless of the number of Investment Options involved. If the transfer targets more than one Investment Option, we’ll deduct any transfer charge from all the target Investment Options in proportion to the amount transferred into each Investment Option.

•

We process transfers based on Unit values determined at the end of the Business Day when we receive your transfer request. We will process any transfer request we receive after the end of a Business Day based on the Unit value determined at the end of the next Business Day.

•

If you don’t have enough Policy Value in an Investment Account to cover a transfer, we’ll transfer the remaining amount in that Investment Option into the Investment Option you are transferring to. If you are transferring to more than one Investment Option, we will transfer the remaining amount into the Investment Options you are transferring to in proportion to your transfer instructions.

TRANSFER POLICIES ON MARKET TIMING AND FREQUENT TRADING

There are Owners who may try to profit from transferring money back and forth among Investment Options in an effort to “time” the market. As money is shifted in and out of these Investment Options, we incur transaction costs and the underlying Portfolios incur expenses for buying and selling securities. These costs are borne by all Owners. In addition, market timing can interfere with efficient portfolio management and cause dilution, if timers are able to take advantage of pricing inefficiencies. The risk of pricing inefficiencies can be particularly acute for Portfolios invested primarily in foreign securities because of the time zone differences in the operations of the markets.

We have adopted policies and procedures to discourage market timing activity and control certain transfer activity. We have the right to modify our policies and procedures at any time without advance notice. Under these policies and procedures, if, within a 30-day calendar period, an Owner redeems or exchanges any monies out of an Investment Option that holds shares of a Portfolio, subsequently purchases or exchanges any monies back into that same Investment Option holding shares of the Portfolio and then redeems or exchanges any monies out of the same Investment Option, the Owner will not be permitted to make electronic transfers (i.e., transfers over the Internet, by telephone or fax) back into that same Investment Option holding shares of the Portfolio through a purchase or exchange for 30 calendar days. An Investment Option that invests in the TIAA-CREF Life Money Market Fund and transfers made pursuant to the dollar cost averaging and automatic account rebalancing programs do not count toward these transfer limitations.

To the extent permitted by applicable law, we may reject, limit, defer or impose other conditions on transfers into or out of an Investment Option in order to curb frequent transfer activity to the extent that comparable limitations are imposed on the purchase, redemption or exchange of shares of any of the Portfolios under the Separate Account.

If we regard the transfer activity as disruptive to an underlying Portfolio’s efficient portfolio management, based on the timing or amount of the investment or because of a history of excessive trading by the investor, we may limit an Owner’s ability to make transfers by telephone, fax or over the Internet. We also may stop doing business with financial advisors who engage in excessive transfer activity on behalf of their clients. Because we have discretion in applying these

18	Prospectus M Intelligent Survivorship VUL

policies, it is possible that similar activity could be handled differently with the result that some market timing activity may not be detected.

We seek to apply our market timing and other transfer policies uniformly to all Owners. We reserve the right to waive these policies where management believes that the waiver is in the Owners’ best interests and that imposition of the policy’s restrictions is not necessary to protect Owners from the effects of short-term trading. Except as stated above, no exceptions are made with respect to the policies. The Policy is not appropriate for market timing. You should not invest in the Policy if you want to engage in market timing activity.

To the extent permitted by applicable law, we may not accept or we may defer transfers at any time that we are unable to purchase or redeem shares of any of the Portfolios under the Separate Account.

Owners seeking to engage in market timing may deploy a variety of strategies to avoid detection, and, despite our efforts to discourage market timing, there is no guarantee that TIAA-CREF Life or its agents will be able to identify all market timers or curtail their trading practices. If we do not identify or curtail market timers, there could be dilution in the value of account shares held by long-term Owners, increased transaction costs, and interference with the efficient portfolio management of the affected Portfolio.

The Portfolios available as Investment Options under the Policy may have adopted their own policies and procedures with respect to market timing and excessive trading of their respective shares. The prospectuses for the Portfolios describe any such policies and procedures. The policies and procedures of a Portfolio may be different, and more or less restrictive, than our policies and procedures or the policies and procedures of other Portfolios. While we reserve the right to enforce these policies and procedures, we may not have the contractual authority or the operational capacity to apply the market timing and excessive trading policies and procedures of the Portfolios. However, we have entered into a written agreement, as required by SEC regulation, with each Portfolio or its principal underwriter that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Owners, and to execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing and excessive trading policies established by the Portfolio.

DOLLAR COST AVERAGING

You may elect to participate in a dollar cost averaging program by providing us with an Acceptable Request. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your Premium into the Investment Accounts over a period of time by systematically and automatically transferring, on a periodic basis, specified dollar amounts from the fixed account options or the Money Market Account to any Investment Account(s). This allows you to potentially reduce the risk of investing most of your Premium into the Investment Accounts at a time when prices are high. We do not assure the success of this strategy, and success depends on market trends. We cannot guarantee that dollar cost averaging will result in a profit or protect against loss. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase Units when their value is low as well as when it is high.

You choose whether transfers will be made on a monthly or a quarterly basis. If you don’t select a timing basis, we will make monthly transfers. Equal amounts (minimum $100) are automatically transferred from the fixed account options or the Money Market Account to your designated “target Investment Options” in the percentages selected. You may have multiple target Investment Options. If you do not select an Investment Option from which automatic transfers are to occur, we will use the Money Market Account.

In most states, the first transfer will take place on the first Monthly Charge Date after our receipt of an Acceptable Request. In states that require us to return premium paid during the Right to Cancel Period, the first transfer will be made on the first Monthly Charge Date after the later of the end of the Right to Cancel Period, or our receipt of an Acceptable Request to start the program. When the Monthly Charge Date falls on a day that is not a Business Day, we will allocate Policy Value among the Investment Accounts using Unit values as of the preceding Business Day.

We reserve the right to allow you to start only one dollar cost averaging program in any Policy Year or successive 12 month period.

Dollar cost averaging will end if we receive an Acceptable Request to cancel the participation, the value of the fixed account options or the Money Market Account is insufficient to make the transfer, or the specified number of transfers has been completed. We reserve the right to terminate the dollar cost averaging program. We will give you at least 30 days advanced written notice if we discontinue the program.

AUTOMATIC ACCOUNT REBALANCING PROGRAM

You may elect to participate in an automatic account rebalancing program by providing us with an Acceptable Request. Automatic account rebalancing will allow you to maintain your specified allocation mix among the Investment Options. You direct us to readjust your allocations on a monthly, quarterly, semiannual or annual basis.

Under current administrative practices we allow you to start only one automatic account rebalancing program in any Policy Year or successive 12-month period. Automatic account rebalancing will end if we receive an Acceptable Request to cancel your participation. We reserve the right to terminate the automatic account rebalancing program. We will give you at least 30 days advanced written notice if we discontinue the program.

M Intelligent Survivorship VUL Prospectus	19

LOANS

While the Policy is in force, you may submit an Acceptable Request to borrow money from us using the Policy as the only collateral for the loan. You may increase your risk of Lapse if you take a loan. Once you have a loan outstanding, you may submit additional Acceptable Requests to increase the amount of the loan up to the maximum percentage set forth below. A loan that is taken from, or secured by, a Policy may have tax consequences. You should consult a tax adviser before taking a loan under the Policy or secured by the Policy. See “Federal Tax Considerations.”

LOAN CONDITIONS:

•	The minimum loan you may take is $500.

•	The maximum loan you may take, including any existing indebtedness, is 90% of the Policy Value.

•

The loan or any subsequent increase to a loan will be effective (i.e., amounts are transferred to the Loan Account and the loan begins to accrue interest) as of the end of the Business Day we receive your request.

•	Loans may not be taken in the Right to Cancel Period.

•	An Insured must be alive.

To secure the loan, we transfer an amount equal to the loan to the Loan Account as collateral. You may request that we transfer this amount from specific Investment Options. If you do not specify any particular Investment Option, we will transfer the loan amount on a pro rata basis from all of your Investment Options. Such amount will remain in the Loan Account until you repay the Policy loan.

We charge you interest on your loan (“charged interest rate”) in arrears at a current annual interest rate of 4.00% in policy years 1-10 and 3% in years 11 and thereafter. Charged interest is due and payable on the earlier of the Policy Anniversary or when the Cash Surrender Value is insufficient to pay the Monthly Charge. At that time, any unpaid interest becomes part of the outstanding loan and accrues interest at the then-current rate. On each Policy Anniversary, we will also transfer on a pro rata basis an amount to the Loan Account so that the Loan Account will be equal to the Outstanding Loan Amount as of the date on which charged interest is due and payable.

We credit interest on amounts in the Loan Account (“earned interest rate”) at a current annual interest rate of 3.00%. Due to the reduced loan interest spread after Policy Year 10, the tax consequences associated with loans outstanding after that point on a Policy that is not a modified endowment contract are unclear and you should consult a tax adviser about the consequences.

We transfer earned and charged loan interest to or from the Investment Options (per your instructions or pro rata to or from each of your Investment Options) and recalculate collateral: (a) when loan interest is paid; (b) when a new loan is made; (c) when a loan repayment is made; (d) on each Policy Anniversary; and (e) when the Policy Value less any Outstanding Loan is insufficient to pay the Monthly Charge. A transfer to or from the Loan Account will be made to reflect any recalculation of collateral.

•

You may repay all or part of your Outstanding Loan Amounts at any time while an Insured is alive and the Policy is in force. The minimum Policy loan repayment is $100, or the total Outstanding Loan Amount, if less. Upon each loan repayment, we will transfer from the Loan Account an amount equal to your loan repayment. We will allocate such amount to the Investment Options in accordance with your instructions, as contained in an Acceptable Notice. If we do not receive specific instructions with respect to a loan repayment, we will allocate such amount in accordance with your current Premium allocation instructions.

•	While your loan is outstanding, we will credit all payments you send to us as Premium payments unless you provide an Acceptable Request for the payments to be applied as loan repayments.

•	We deduct any Outstanding Loan Amounts from the Policy Value upon Surrender, and from the Death Benefit Proceeds payable on the death of the Last Surviving Insured.

•

If your Outstanding Loan Amounts cause the Policy Value less the Outstanding Loan Amount on a Monthly Charge Date to be less than the Monthly Charge due, your Policy will enter a Grace Period, unless the No-Lapse Guarantee is in effect or unless your Policy has become Overloaned. See “Policy Lapse and Reinstatement” and “Riders and Endorsements—Overloan Protection Endorsement.”

•

We normally pay the amount of the loan within 7 days after we receive an Acceptable Request for a loan. We may postpone payment of loans under certain circumstances, such as when the New York Stock Exchange is unexpectedly closed or restricted for trading or the SEC determines that an emergency exists that affects our ability to value or dispose of a Portfolio’s shares. Please see the section entitled “Delays in Payments” for more information on such deferrals.

•	No loans may be taken or repaid after a Policy becomes Overloaned. See the section entitled “Riders and Endorsements.”

Effect of Policy Loans. A loan, whether or not repaid, affects the Policy, the Policy Value, the Cash Surrender Value, and the death benefit. The Death Benefit Proceeds and Cash Surrender Value include reductions for the amount of any Outstanding Loan Amounts. As long as a loan is outstanding, we hold an amount as collateral for the loan in the Loan Account. This amount is not affected by the investment performance of the Investment Accounts and may not be credited with the interest rates accruing on the fixed account options. Amounts transferred from the Investment Accounts to the Loan Account will affect the

20	Prospectus M Intelligent Survivorship VUL

Policy Value, even if the loan is repaid, because we credit these amounts with an interest rate we declare rather than with a rate of return that reflects the investment performance of the Investment Accounts. Accordingly, the effect of a loan could be favorable or unfavorable, depending on whether the investment performance of the Investment Accounts and the interest credited to the fixed account options are less than or greater than the interest being credited on the Loan Account while the loan is outstanding. The longer a loan is outstanding, the greater the effect of a Policy loan is likely to be.

There are risks involved in taking a loan, including the potential for a Policy to Lapse if projected earnings, taking into account outstanding loans, are not achieved. In addition, if a loan is taken from a Policy that is part of a plan subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), the loan will be treated as a “prohibited transaction” subject to certain penalties unless additional ERISA requirements are satisfied. The Owner of such a Policy should seek competent advice before requesting a Policy loan. The lapse of a Policy with loans outstanding may have tax consequences. See “Federal Tax Considerations.”

INTERNET, TELEPHONE AND FACSIMILE REQUESTS

You can use the TIAA-CREF Web Center’s account access feature to check your Policy Value, Investment Option values and current allocation percentages, and make transfers. You will be asked to enter your contract number and the last four digits of your Social Security number. You will be led through the transaction process and we will use reasonable procedures to confirm that instructions given are genuine. All transactions made through the Web Center are electronically recorded. To use the Web Center’s account access feature, access the TIAA-CREF Internet home page at www.tiaa-cref.org.

To speak with a customer service representative and make requests related to your Policy or to obtain more information, you can call the Administrative Office at 855 809-8333. Fax requests can be made at 704 595-5514.

Computer, telephone and fax systems may not always be available. Any system, whether it is yours, your service provider’s, your registered representative’s, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

You should protect your contract number and Social Security number, because automated transaction options will be available to anyone who provides your contract number and Social Security number. We may not be able to verify that you are the person providing instructions through the Web Center, or that you have authorized any such person to act for you.

We can suspend or terminate your ability to transact by telephone, fax, or over the Internet at any time for any reason.

POLICY LAPSE AND REINSTATEMENT

LAPSE

Unless the No-Lapse Guarantee is in effect, your Policy will enter a Grace Period and possibly Lapse when the Policy Value less the Outstanding Loan Amount is not enough to pay the Monthly Charge. If your Policy Lapses, all coverage under the Policy will terminate and you will receive no benefits.

Your Policy will not Lapse if you make a payment before the end of the Grace Period that is equal to the lesser of any unpaid charges plus three current Monthly Charge deductions or the amount needed to satisfy the No-Lapse Guarantee premium requirement. If your Policy enters a Grace Period, we will notify you by mail regarding the necessary payment amount and final payment date to prevent Lapse. If the Last Surviving Insured dies during the Grace Period, we will pay the Death Benefit Proceeds.

NO-LAPSE GUARANTEE (NLG)

A No-Lapse Guarantee will reduce the impact of poor investment performance and risk of policy termination. The No-Lapse Guarantee Period is the earlier of 20 years or the younger Insured’s Attained Age 75, but not less than 5 years. This benefit guarantees the Policy will not terminate during the designated period as long as the premiums paid, less partial withdrawals and any Outstanding Loan Amount, exceed the sum of minimum monthly NLG premiums. The NLG premium varies by the Issue Ages, genders, death benefit option, face amount, and underwriting status. BFA and SFA have different NLG premiums. The monthly NLG premiums are shown in your Policy or in an endorsement to the Policy.

At any one time, there is one monthly NLG premium for the entire policy that equals the sum of the NLG premiums for the BFA and SFA across all layers of coverage. The NLG premium is not an extra premium. At any point in time, either the entire policy satisfies the NLG premium requirement, or the entire policy does not. The premium requirement is not evaluated separately for each layer of coverage.

If the premium requirement is satisfied, during the first five policy years, the NLG guarantees the death benefits associated with BFA and SFA of all coverage layers will remain in force. After the first five policy years, for the remainder of the No-Lapse Guarantee Period, the NLG guarantees the death benefits associated only with BFA of all coverage layers will remain in force.

M Intelligent Survivorship VUL Prospectus	21

REINSTATEMENT

Unless you have Surrendered your Policy, you may reinstate a Lapsed Policy at any time while one Insured is alive and within 3 years (5 years in Missouri and North Carolina) after the end of the Grace Period (and prior to the Final Policy Date) by submitting all of the following items to us at our Administrative Office:

•	An Acceptable Notice requesting reinstatement;

•	Evidence of insurability we deem satisfactory;

•	Payment or reinstatement of any Outstanding Loan Amounts as of the date of Lapse; and

•

Payment of an amount that is sufficient to make your Policy Value less any Outstanding Loan Amount positive, with any unpaid Monthly Charges on the date of Lapse accruing interest, in most states, at an annual effective rate of 6% from the date of Lapse to the date of reinstatement, plus payment of an amount equal to three current Monthly Charge deductions.

If only one Insured is living, you may only reinstate the Policy if the other Insured died while the policy was still in force.

The effective date of reinstatement is the later of the date the application for reinstatement is approved by us or the date we receive the required payment for reinstatement. The reinstated Policy will have the same Policy Date as it had prior to the Lapse. The Policy Value on the date of reinstatement will increase by the amounts paid at reinstatement less any Outstanding Loan Amount repayment, any unpaid Monthly Charges with interest, and any Premium Expense Charge.

THE COMPANY AND THE FIXED ACCOUNT OPTIONS

TIAA-CREF LIFE INSURANCE COMPANY

We are a stock life insurance company located at 730 Third Avenue, New York, New York 10017-3206. We were organized under the laws of the State of New York on November 20, 1996. All of our stock is held by Teachers Insurance and Annuity Association of America (TIAA). TIAA is a stock life insurance company, organized under the laws of the State of New York. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. TIAA is the companion organization of the College Retirement Equities Fund (CREF), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in the State of New York in 1952. Together, TIAA and CREF form the principal retirement system for the nation’s education and research communities and one of the largest retirement systems in the world, based on assets under management.

THE FIXED ACCOUNT OPTIONS

We have not registered the fixed account options with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account options.

We currently offer two fixed account options—a standard Fixed Account and an Enhanced Fixed Account. Both are investment options under the Policy. Generally, but not necessarily always the case, the current interest rate credited on allocations to the Enhanced Fixed Account will be greater than that credited to allocations to the standard Fixed Account, In return, transfers out of the Enhanced Fixed Account are more restrictive than transfers from the standard Fixed Account. (Refer to the Transfers provision for more information on transfer restrictions.) These fixed account options are part of our general account. We own the assets in the general account, and we use these assets to support our insurance and annuity obligations under the policies we issue, including the Policies other than those obligations funded by our separate Investment Accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the fixed account options assets. We bear the full investment risk for all amounts allocated or transferred to the fixed account options. We guarantee that the amounts allocated to the fixed account options will be credited interest daily at a net effective annual interest rate of at least 2.50% multiplied by the percentage of Total Face Amount at issue that is BFA plus 2.00% multiplied by the percentage of Total Face Amount at issue that is SFA. The principal less charges and deductions is also guaranteed. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

The fixed account options values will not share in the investment performance of our general account. We anticipate changing the current interest rate from time to time at our sole discretion. You assume the risk that interest credited to amounts in the fixed account options may not exceed the minimum guaranteed rate. Any amounts in the fixed account options are subject to our financial strength and claims-paying ability.

THE SEPARATE ACCOUNT AND THE INVESTMENT ACCOUNT OPTIONS

THE SEPARATE ACCOUNT

The Separate Account is established under New York law. We own the assets in the Separate Account and we are obligated to pay all benefits under the Policies. We may use the Separate Account to support other variable life insurance policies we issue. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) and qualifies as a “Separate Account” within the meaning of the federal securities laws. This registration does not involve supervision of the

22	Prospectus M Intelligent Survivorship VUL

management or investment practices or policies of the Separate Account by the Securities and Exchange Commission.

We have divided the Separate Account into Investment Accounts, each of which invests in shares of one Portfolio. The Investment Accounts buy and sell Portfolio shares at net asset value. Any dividends and distributions from a Portfolio are reinvested at net asset value in shares of that Portfolio.

The Separate Account is used to provide values and benefits for the Policy and other similar policies. The assets in the Separate Account are kept separate from our general account and our other Separate Accounts. Assets equal to the reserves and contract liabilities of the Separate Account will not be charged with liabilities that arise from any other business we may conduct. We may transfer assets, in excess of the reserves and contract liabilities of the Separate Account, to our general account. All income, gains and losses, whether or not realized, of an Investment Account will be credited to or charged against that Investment Account without regard to our other income, gains or losses. The valuation of all assets in the Separate Account will be determined in accordance with all applicable laws and regulations. The Separate Account may include other Investment Accounts that are not available under the Policies and are not discussed in this prospectus.

THE PORTFOLIOS

The Separate Account invests in shares of certain Portfolios through various Investment Accounts. The Portfolios are open-end management investment companies registered with the SEC under the 1940 Act. This registration does not involve supervision of the management or investment practices or policies of the Portfolios by the SEC.

Before investing, carefully read the Portfolios’ prospectuses. The Portfolios’ prospectuses contain more information on each Portfolio’s investment objectives, strategies, limitations, risks, expenses and investment managers. In addition, the Portfolios’ prospectuses may detail additional fees, limitations or restrictions that may be imposed on the Investment Accounts and that we, in turn, may enforce against a Policy. The prospectus for each Portfolio is available by contacting us and on our website, www.tiaa-cref.org. In addition, if you receive a summary prospectus for a Portfolio, you may obtain a full statutory prospectus by referring to the contact information for the Portfolio company on the cover page of the summary prospectus.

Payments from Portfolios

We (and our affiliates) may receive payments, which may be significant, from some or all of the Portfolios, their investment managers, distributors or affiliates thereof. These payments may be used for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the Policy and, in our role as an intermediary, the Portfolios. We (and our affiliates) may profit from these payments. These payments may be derived, in whole or in part, from the management fee deducted from Portfolio assets. Policy owners, through their indirect investment in the Portfolios, bear the costs of these management fees (see the Portfolios’ prospectuses for more information). The amount of the payments we receive may be based upon a percentage of the Portfolio’s assets owned by the Investment Accounts. These percentages differ from Portfolio to Portfolio, and currently range up to an annualized rate of 0.10% of the average daily assets of certain Portfolios that are attributable to the Policies.

Certain service providers to the Portfolios may make payments to reimburse the Company, TIAA-CREF Individual and Institutional Services, LLC (“TC Services”) and/or their affiliates for the costs of printing and distributing to Owners shareholder reports and other materials relating to the Portfolios.

Some of the Portfolios have adopted distribution plans pursuant to Rule 12b-1 of the 1940 Act. (See “Annual Portfolio Operating Expenses”.) Under these plans, we or our affiliates may receive some or all of a Portfolio’s 12b-1 fees. These fees currently range up to an annualized rate of 0.25% of the average daily assets of certain Portfolios that are attributable to the Policies. These payments are deducted from the assets of the Portfolios; therefore, they decrease the Portfolios’ investment return.

Selection of Portfolios

We select the Portfolios based on several criteria, including asset class coverage, the strength of the investment manager’s (or sub-adviser’s) reputation and record, investment performance and ability to make payments to us as described above. We may, subject to any applicable law, make certain changes to the Investment Accounts offered in your contract. We may offer new Investment Accounts or stop offering existing Investment Accounts. New Investment Accounts may be made available to existing contract owners and Investment Accounts may be closed to new or subsequent Premium Payments, transfers or allocations. In addition, we may also liquidate the shares of any Investment Account, substitute the shares of one Portfolio held by an Investment Account for another and/or merge Investment Accounts or cooperate in a merger of Portfolios. To the extent required by the Investment Company Act of 1940, we may be required to obtain SEC approval or your approval.

The Portfolios may also undergo changes, such as changes in investment policies, or reorganizations or liquidations, in which case the Portfolios you choose may have different characteristics or your Policy Value could end up allocated to a different Portfolio. You will be notified about this type of change.

We do not provide any investment advice and do not recommend or endorse any particular Portfolio. You are

M Intelligent Survivorship VUL Prospectus	23

responsible for choosing your Investment Accounts and your allocations so that they are appropriate for your specific circumstances, including your goals, financial situation and risk tolerance. You should monitor and periodically review your Investment Account selections and allocations to determine if they are still appropriate.

Portfolio Investment Managers and Investment Objectives

The following table summarizes each Portfolio’s investment objective(s). There is no assurance that any of the Portfolios will achieve its stated objective(s). You can find more detailed information about the Portfolios, including a description of risks and expenses, in the Portfolio prospectuses. You should read these prospectuses carefully.

Portfolio	Investment Manager	Investment Objective
TIAA-CREF Life Bond Fund	Teachers Advisors, Inc.	Seeks as favorable a long-term return through income as is consistent with preserving capital, primarily from investment grade fixed-income securities.
TIAA-CREF Life Growth Equity Fund	Teachers Advisors, Inc.	Seeks a favorable long-term return, mainly through capital appreciation, primarily from equity securities.
TIAA-CREF Life Growth & Income Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return through both capital appreciation and investment income primarily from income-producing equity securities.
TIAA-CREF Life International Equity Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return, mainly through capital appreciation, primarily from equity securities of foreign issuers.
TIAA-CREF Life Large-Cap Value Fund	Teachers Advisors, Inc.	Seeks a favorable long-term return, mainly through capital appreciation, primarily from equity securities of large domestic companies.
TIAA-CREF Life Money Market Fund	Teachers Advisors, Inc.	Seeks high current income consistent with maintaining liquidity and preserving capital.
TIAA-CREF Life Real Estate Securities Fund	Teachers Advisors, Inc.	Seeks to obtain a favorable long-term total return through both capital appreciation and current income, by investing primarily in equity securities of companies principally engaged in or related to the real estate industry.
TIAA-CREF Life Small-Cap Equity Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return, mainly through capital appreciation, primarily from equity securities of smaller domestic companies.
TIAA-CREF Life Social Choice Equity Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return that reflects the investment performance of the overall U.S. stock market while giving special consideration to certain social criteria.
TIAA-CREF Life Stock Index Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return, mainly from capital appreciation, by investing primarily in a portfolio of equity securities selected to track the overall U.S. equity markets.
Delaware VIP Small Cap Value Series—Standard Class	Delaware Management Company	Seeks capital appreciation.
DFA VA Global Bond Portfolio	Dimensional Fund Advisors LP	Seeks to provide a market rate of return for a fixed income portfolio with low relative volatility of returns.
DFA VA International Small Portfolio	Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
DFA VA International Value Portfolio	Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
DFA VA Short-Term Fixed Portfolio	Dimensional Fund Advisors LP	Seeks a stable real return in excess of the rate of inflation with a minimum of risk.
DFA VA US Large Value Portfolio	Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
DFA US Targeted Value Portfolio	Dimensional Fund Advisors LP	Seeks long-term capital appreciation.

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Portfolio	Investment Manager	Investment Objective
ING Clarion Global Real Estate Portfolio—Class I	ING Investments, LLC ING Clarion Real Estate Securities (sub-advisor)	Seeks high total return consisting of capital appreciation and current income.
ING Russell Large Cap Growth Index Portfolio—Class I	ING Investments, LLC ING Investment Management Co. (sub-advisor)	Seeks investment results that correspond to the total return of the Russell Top 200® Growth Index.
M Business Opportunity Value Fund	M Financial Investment Advisers, Inc. Iridian Asset Management LLC (sub-adviser)	Seeks to provide long-term capital appreciation.
M Capital Appreciation Fund	M Financial Investment Advisers, Inc. Frontier Capital Management Company, LLC (sub-adviser)	Seeks to provide maximum capital appreciation.
M International Equity Fund	M Financial Investment Advisers, Inc. Northern Cross LLC (sub-adviser)	Seeks to provide long-term capital appreciation.
M Large Cap Growth Fund	M Financial Investment Advisers, Inc. DSM Capital Partners LLC (sub-adviser)	Seeks to provide long-term capital appreciation.
Neuberger Berman Advisers Management Trust Mid Cap Intrinsic Value Portfolio—I Class	Neuberger Berman Management LLC Neuberger Berman LLC (sub-adviser)	Seeks growth of capital.
PIMCO VIT Global Bond Portfolio (Unhedged)—Institutional Class	Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Real Return Portfolio—Institutional Class	Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO VIT Total Return Portfolio-Institutional Class	Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PVC Equity Income Account—Class 1	Principal Management Corporation Edge Asset Management, Inc. (sub-advisor)	Seeks to provide a relatively high level of current income and long-term growth of income and capital.
PVC MidCap Blend Account—Class 1	Principal Management Corporation Principal Global Investors, LLC (sub-advisor)	Seeks long-term growth of capital.
Prudential Series Fund—Natural Resources Portfolio—Class II	Prudential Investments, LLC Jennison Associates LLC (sub-adviser)	Seeks long-term growth of capital.
T Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks a high level of income consistent with moderate fluctuations in principal value.
Templeton Developing Markets Securities Fund—Class 1	Templeton Asset Management Ltd.	Seeks long-term capital appreciation.
Vanguard VIF Capital Growth Portfolio	PRIMECAP Management Company	Seeks to provide long-term capital appreciation.
Vanguard VIF High Yield Bond Portfolio	Wellington Management Company, LLP	Seeks to provide a high level of current income.
Vanguard VIF Mid-Cap Index Portfolio	The Vanguard Group, Inc.	Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.
Vanguard VIF Small Company Growth Portfolio	Granahan Investment Management, Inc. The Vanguard Group, Inc.	Seeks to provide long-term capital appreciation.
Vanguard VIF REIT Index Portfolio	The Vanguard Group, Inc.	Seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs.
Vanguard VIF Total Bond Market Index Portfolio	The Vanguard Group, Inc.	Seeks to track the performance of a broad, market-weighted bond index.

M Intelligent Survivorship VUL Prospectus	25

Note that the prospectuses for the Portfolios provide information for other portfolios that are not available through the Policies. When you consult the Portfolio prospectuses, you should be careful to refer only to the information regarding the Portfolios listed above.

The Portfolios or their managers have advised us that these Portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios that are sold directly to the public, which may have similar or nearly identical names. However, the investment objectives and policies of certain Portfolios available under the Policy may be very similar to the investment objectives and policies of other funds that are or may be managed by the same investment manager. Nevertheless, the investment performance of the Portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios. There can be no assurance, and we make no representation, that the investment performance of any of the Portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment manager, the same investment objectives and policies, and/or a very similar or nearly identical name.

Please read the prospectuses to obtain more complete information regarding the Portfolios. Keep this prospectus and the Portfolios’ prospectuses for future reference.

CHANGES TO THE SEPARATE ACCOUNT

Where permitted by applicable law, we reserve the right to take certain actions that we deem necessary to serve your best interests and appropriate to carry out the purposes of this Policy. When required by law, we will obtain approval by you, the SEC, and/or any appropriate regulatory authority. The actions that we may take include:

•	deregistering the Separate Account under the 1940 Act;

•	operating the Separate Account in any form permitted under the 1940 Act, or in any other form permitted by law;

•	taking any action necessary to comply with or obtain and continue any exemptions from the 1940 Act;

•	adding, combining or removing Investment Accounts in the Separate Account;

•

substituting, for the Portfolio shares held in any Investment Account, the shares of another class issued by the Portfolio, or the shares of another investment company or series thereof or any other investment permitted by law;

•	changing the way we deduct or collect charges under the Policy, but without increasing the charges unless and to the extent permitted by other provisions of this Policy;

•	modifying this Policy as necessary to ensure that it continues to qualify as life insurance under Section 7702 of the Code;

•	making any other necessary technical changes in the Policy in order to conform with any action we are permitted to take; and

•	adding to, eliminating, or suspending your ability to allocate Net Premiums or transfer the unloaned Policy Value into any Investment Option.

We can add new Investment Accounts in the future that would invest in other Portfolios, funds or other investment vehicles. We don’t guarantee that the Separate Account, any existing Investment Account, or any Investment Account added in the future will always be available. We reserve the right to add or close Investment Accounts, substitute another Portfolio, fund or other investment vehicle without your consent, or combine Investment Accounts or Portfolios. A substituted Portfolio, fund or investment vehicle may have different fees and expenses. Substitutions and Investment Account closings may be made with respect to existing investments or the investment of future Premiums, or both. However, no substitution will be made without any necessary approval of the SEC. A Portfolio also may discontinue offering its shares to the Investment Accounts. In addition, we reserve the right to make other structural and operational changes affecting the Separate Account and the Policy.

We will notify you if any of these changes result in a material change in the underlying investments of an Investment Account of the Separate Account to which any part of your Policy Value is allocated. Details of any such change will be filed with any regulatory authority where required and will be subject to any required approval.

If you object to a material change and a portion of your Policy Value is attributable to the affected Investment Account, then you may transfer that value into:

•	another Investment Account; or

•	the fixed account options.

To effect such transfers, we must receive your Acceptable Request at our Administrative Office within 60 days of the postmarked notice of material change. We will not deduct any applicable transfer charge for this transaction.

VOTING PORTFOLIO SHARES

The Separate Account is the legal owner of the shares of the Portfolios offered in connection with your contract. It therefore has the right to vote its shares at any meeting of the Portfolios’ shareholders. Generally, open-end investment companies, such as the Portfolios, do not hold annual meetings of shareholders. However, if and when a Portfolio informs us on a timely basis that a shareholder meeting will be held, we will seek your instructions regarding how to vote the shares attributable to your Policy. If we don’t receive timely instructions from you, we will vote your shares in the same proportion as the voting instructions received on all outstanding Policies. Please note that the effect of proportional voting is that a small number of Owners may control the outcome of a vote. We may vote the shares of the Portfolios in our own right in some cases, if we determine that we may legally do so.

26	Prospectus M Intelligent Survivorship VUL

CHARGES AND DEDUCTIONS

We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume. Charges and deductions allow us to provide you services, but have the effect of reducing your Policy Value and death benefits.

We may waive, reduce, or vary any Policy charges under circumstances in which our expenses are expected to be lower. The amount of the variations and the conditions under which we grant them may change from time to time. These variations generally reflect cost savings over time that we anticipate for Policies sold under certain circumstances, including when Policies are sold to a group or sponsored arrangement.

Services and Benefits We Provide:

•	the death benefit, cash, and loan benefits under the Policy;

•	Investment Options, including Premium allocation;

•	administration of elective options; and

•	the distribution of reports to Owners.

Costs and Expenses We Incur:

•	costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any Riders);

•	overhead and other expenses for providing services and benefits;

•	sales and marketing expenses; and

•

other costs of doing business, such as collecting Premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local income, premium, and other taxes and fees.

Risks We Assume:

•	that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the Last Surviving Insured dies sooner than we estimate;

•	that the cost of providing the services and benefits under the Policies exceed the charges we deduct and

•	that our investment returns in the general account will be less than the interest rate credited in the fixed account options.

PREMIUM EXPENSE CHARGE

Prior to allocation of Premium, to the fixed account options and/or Investment Accounts, we deduct a Premium Expense Charge from each Premium to reimburse us for certain sales costs and for certain taxes levied upon issued Policies. The tax portion of the charge reimburses us for state, municipality and federal taxes levied upon issued Policies; it is determined based upon tax liabilities for all Policies in all jurisdictions and reflects an average of those liabilities. The sales costs portion is applicable to the various expenditures incurred in marketing and selling the Policy. We credit the remaining amount (the Net Premium) according to your allocation instructions.

MONTHLY CHARGE

We deduct a Monthly Charge from the Policy Value on the Policy Date and on each Monthly Charge Date prior to the Final Policy Date to compensate us for underwriting, issue, and on-going administrative expenses and for the Policy’s insurance coverage, including Rider benefits, if any. We will make deductions on a pro rata basis (i.e., in the same proportion that the Policy Value in each Investment Option bears to the total Policy Value across all Investment Options prior to the deduction). Alternatively, we will make deductions from specific Investment Accounts and/or the fixed account options based upon your instructions. If an Investment Option you have specified no longer has any value from which to deduct the Monthly Charge, then we will deduct the Monthly Charge allocated to this Investment Option pro rata from the other Investment Options you have specified, unless you provide us with new instructions. If no Investment Options you have specified have any value, then we will deduct the Monthly Charge from all of your other Investment Options that still have value on a pro rata basis, unless you provide us with new instructions. Because portions of the Monthly Charge can vary from month to month, the Monthly Charge will also vary.

If the Policy Date is set prior to the Issue Date, a Monthly Charge will accrue on the Policy Date and on each Monthly Charge Date until and including the Issue Date. On the Issue Date, these accrued Monthly Charges will be deducted from the Policy Value. We will then deduct a Monthly Charge from the Policy Value on each Monthly Charge Date thereafter as described above.

The Monthly Charge has five components:

•	a monthly policy fee

•	a monthly Administrative Expense Charge;

•	a monthly Asset Based Risk Charge;

•	the monthly cost of insurance charge; and

•	charges for riders.

Monthly Policy Fee. We assess a monthly policy charge to help cover our costs of issuing and administering the Policy, and for such activities as processing claims, maintaining records and communicating with you.

The annualized policy fee is $240 . Since there is a minimum cost to issue any Policy, having a fixed monthly charge helps assure that smaller Policies pay their share of Policy costs. In no event will the policy fees imposed exceed this amount. We reserve the right to reduce or waive the policy fee for particular Policies when we anticipate that our administrative and operating expenses will be lower.

Administrative Expense Charge. The Administrative Expense Charge is a monthly charge to help cover our costs of issuing and administering the policy, and for such activities as processing claims, maintaining records and

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communicating with you. This charge also helps cover the same costs addressed by the fixed Monthly Policy Fee. Since these costs increase for larger amounts of coverage, the Administrative Expense Charge is a percentage of each layer of BFA and SFA coverage to help assure that larger Policies pay their share of Policy costs. The duration of this charge is 5 years from the Policy Date and each BFA and SFA increase date that creates a new layer of coverage. For each layer of BFA and SFA still in force, the charge is determined by multiplying the initial amount of each layer by its applicable rate. The rate will vary based upon Attained Ages, gender, and Underwriting Classes, at the time the layer is added. The rate will also vary between BFA and SFA layers of coverage.

Asset Based Risk Charge. This charge is for the risks we assume with respect to the Policy, including the risk that mortality is higher than expected, company administrative and sales costs are higher than expected, and persistency in early Policy years is less than expected. It is a percentage of the Policy Value of the Investment Accounts. The current and guaranteed annualized charge is 0.60% in Policy years 1-15 and 0.24% in years 16 and thereafter. While the Policy Value of the Investment Accounts is less than 25% of the Total Face Amount, the current annualized charge equals the guaranteed annualized charge. While the Policy Value of the Investment Accounts is at least 25% of the Total Face Amount, the current annualized charge is 0.42% in Policy years 1- 15 and 0.06% thereafter.

Cost of Insurance. We assess a monthly cost of insurance charge to compensate us for providing the death benefit. We may use part of the monthly cost of insurance charge to pay other legitimate costs arising from the issuance of the Policy.

If we approve an increase in your Policy’s Total Face Amount, through increases in BFA or SFA new layers of coverage will be created. We calculate the cost of insurance charge separately for each layer of BFA and SFA coverage. The charge for each layer depends on your Policy’s death benefit option, Policy Value, and gender (in most states). It also depends on the Underwriting Classes of the layer, the Attained Ages at the time the layer is added, the number of years the layer has been in force, the face amount of the layer, and whether the layer consists of BFA or SFA coverage.

The cost of insurance charge is equal to:

•	the sum across all layers of each layer’s cost of insurance rate, multiplied by that layer’s Net Amount at Risk

The Net Amount at Risk is equal to:

•	the death benefit on the Monthly Charge Date divided by 1.00246627; minus

•	the Policy Value on the Monthly Charge Date.

The Monthly Charge for any Rider may be calculated either before or after the monthly cost of insurance charge. Any Rider attached to the Policy will specify the order in which we calculate the Monthly Charge for that Rider.

We calculate the cost of insurance charge separately for each layer of BFA and SFA coverage. If we approve an increase in your Policy’s Total Face Amount, then different Underwriting Classes and a different cost of insurance rate may apply to the increase, based on each Insured’s circumstances at the time of the increase.

We also calculate the Net Amount at Risk separately for the BFA and any SFA, and for any increase in the BFA and any SFA. The Net Amount at Risk will be pro-rated according to the BFA coverage and any SFA coverage. The respective cost of insurance rates will be applied to the pro-rated Net Amount at Risk. In determining each Net Amount at Risk, we allocate the Policy Value among the BFA and any SFA and any increments of BFA and SFA in proportion to their respective totals. If the death benefit is increased because of the requirements of Section 7702 of the Code, we will allocate such increase among the Initial BFA and SFA and any increments of the BFA and SFA in proportion to their totals. The Net Amount at Risk is affected by investment performance, loans, payment of Premiums, Policy fees and charges, the death benefit option, partial withdrawals, and changes in the BFA and SFA.

Cost of Insurance Rates. As stated above, We base the cost of insurance rates on each Insured’s Underwriting Class, Issue Age, BFA, any SFA, death benefit option, number of full years insurance has been in force, and gender (in most states). The actual monthly cost of insurance rates are based on our expectations as to future mortality and expense experience. We reserve the right to change monthly cost of insurance rates; however, these rates will never be greater than the guaranteed cost of insurance rates stated in your Policy. These guaranteed rates are based on the 2001 Commissioners Standard Ordinary Mortality Table, Age Nearest Birthday, Smoker or Nonsmoker, Male or Female. Separate scales of the guaranteed maximum cost of insurance rates apply to substandard risk classifications or Policies with flat or temporary extra mortality charges. For Policies issued in states which require “unisex” policies or in conjunction with employee benefit plans, the guaranteed rates are based on a blend of the Male and Female 2001 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday, Smoker or Nonsmoker. The maximum cost of insurance rate for a layer of coverage depends only on each Insured’s Attained Age when the layer was added, gender and Underwriting Class and the number of full years that layer has been in force. Any change in the cost of insurance rates will be on a uniform basis for all Insureds of the same sex, Underwriting Class, Issue Age, Total Face Amount, death benefit option, and number of full years insurance has been in force.

Underwriting Class. The Underwriting Class of an Insured will affect the cost of insurance rates, as will the incurrence of any flat or temporary extra mortality charges. We currently place Insureds into one of the following classes: super preferred non-tobacco, preferred non-tobacco,

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standard non-tobacco, preferred tobacco, or standard tobacco. Insureds can also be placed into one of a number of substandard non-tobacco or substandard tobacco classes. Substandard classes reflect higher mortality risks.

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In an otherwise identical Policy, Insureds in the super preferred or preferred class will generally have a lower cost of insurance rate than Insureds in a standard class, and Insureds in a standard class will generally have a lower cost of insurance rate than Insureds in a substandard class.

•	Insureds with Issue Ages below age 15 will be placed into the standard non-tobacco class.

•	Non-tobacco Insureds will generally incur lower cost of insurance rates than Insureds who are classified as tobacco in the same Underwriting Class.

In addition, we will pay a limited death benefit if the Last Surviving Insured’s death occurs while engaged in certain aviation related activities identified in the underwriting process.

Charges for Riders. The Monthly Charge includes charges for any supplemental insurance benefits you add to your Policy by Rider.

TRANSFER CHARGE

We currently allow you to make 12 transfers among the various Investment Options and Investment Accounts each Policy Year with no additional charge.

•	We may deduct $25 for the 13th and each additional transfer made during a Policy Year to compensate us for the cost of processing these transfers.

•	For purposes of assessing the transfer charge, we consider each Acceptable Request to be one transfer, regardless of the number of Investment Options affected by the transfer.

•	We deduct the transfer charge from the Investment Option to which a transfer was most recently made.

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Transfers due to dollar cost averaging, automatic account rebalancing, loans, or the initial reallocation from the Money Market Account do not count as transfers for the purpose of assessing any transfer charge.

ACCELERATED DEATH BENEFIT FEE

If you qualify for and elect to receive a one-time lump-sum accelerated death benefit payment, the benefit you receive equals your selected amount of accelerated death benefit minus unpaid Policy expenses, minus any forgiven Outstanding Loan Amounts, minus one year of interest (equal to the greater of the yield on a 90-day Treasury bill on the date we approve your application for this benefit or the current maximum statutory adjustable policy loan interest rate equal to the Moody’s Corporate Bond Yield Average – Monthly Average Corporate , published by Moody’s Investors Service, Inc., for the calendar month ending two months prior to the date the request is approved.) and minus a fee not to exceed $200 to reimburse us for our costs to administer the accelerated death benefit. For more information on accelerated death benefits, see “Death Benefit—Accelerated Death Benefit.”

LOAN INTEREST CHARGE

We currently charge you interest in arrears (the “charged interest rate”) on a loan at a current interest rate of 4% in policy years 1-10 (guaranteed to not exceed 4.5%) and 3% in years 11 and thereafter (guaranteed to not exceed 3.5%). We also currently credit interest on amounts in the Loan Account (the “earned interest rate”) on loans allocated to both the BFA and the SFA at a fixed annual earned interest rate of 3%. See “Transaction Fees; Periodic Charges Other than Fund Operating Expenses” for more information about guaranteed Loan Account crediting rates. Due to the absence of a loan interest spread in years 11 and thereafter, the tax consequences associated with loans outstanding after Policy Year 10 are unclear and a tax adviser should be consulted about these consequences.

PORTFOLIO EXPENSES

Each Investment Account purchases shares of the corresponding Portfolio at net asset value. The Portfolios deduct management fees and other expenses from their assets. Portfolio expenses are paid by each Portfolio before TIAA-CREF Life is provided with the Portfolio’s net asset value. The net asset value of each Investment Account thus reflects the management fees and other expenses incurred by the corresponding Portfolio in which the Investment Account invests. Portfolio expenses may change periodically. For further information, consult the Portfolios’ prospectuses.

ADVISORY FEES

In certain situations, as agreed separately between you and a registered investment adviser, you agree to have its Advisory Fees deducted each quarter from specified Investment Options to compensate the adviser for any management of your Policy. This service is provided to Owners as a convenience, and we reserve the right to terminate the service for any adviser. The fees may be deducted from all of the Investment Accounts (except the Loan Account) and fixed account options in proportion to the Policy Value in each Investment Option (pro rata) or they can be deducted from designated Investment Accounts as specified by you. These fees will generally be considered withdrawals from the Policy for tax purposes. Please see “Federal Tax Considerations” below and consult with your personal tax adviser. These fees will go to individual registered investment advisers who are not affiliated with the Separate Account or the Company. These fees are not the investment advisory fees paid by the underlying Portfolios. No charges will be assessed by us for the withdrawal of these fees and the Total Face Amount will not be reduced by the amount of these fees.

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FEDERAL TAX CONSIDERATIONS

Introduction. The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (“IRS”).

Tax Status of the Policy. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Policy must satisfy certain requirements which are set forth in the Code. Although guidance as to how these requirements are to be applied is limited, we believe that the Policy should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard basis (i.e., an Underwriting Class involving higher than standard mortality risk), and there is therefore more uncertainty as to those contracts, particularly if you pay the full amount of Premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Policies do not give Owners investment control over Separate Account assets. We reserve the right to modify the Policies should such a modification become necessary to prevent an Owner from being treated as the Owner of a pro rata share of the assets in the Separate Account.

In addition, the Code requires that the investments of the Separate Account be “adequately diversified” in order for the Policies to be treated as life insurance contracts for federal income tax purposes. It is intended that the Separate Account, through the Portfolios, will satisfy these diversification requirements. An employer-owned life insurance contract must also satisfy certain notice and consent requirements in order for the entire death benefit to be tax-free. Please see “Employer-Owner Life Insurance Contracts”, below.

Changes to Comply with the Law. So that your Policy continues to qualify as life insurance under the Code or to avoid having the Policy become a MEC, we reserve the right to limit or refund all or part of your Premium payments.

We may refuse to allow you to make partial withdrawals that would cause your Policy to fail to qualify as life insurance under the Code. We also may:

•	make changes to your Policy or its Riders; or

•	make distributions from your Policy to the degree that we deem necessary to qualify your Policy as life insurance for tax purposes.

If we make any changes of this type, we will make similar changes to all affected Policies.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

In General. We believe that Death Benefit Proceeds under a Policy generally are excludable from the gross income of the Beneficiary for federal income tax purposes. Federal, state and local transfers, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary. A tax adviser should be consulted as to these consequences.

Generally, the Owner will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. (The tax consequences associated with keeping a Policy in force after the younger Insured reaches Attained Age 100 are unclear. A tax adviser should be consulted about such consequences.) When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a MEC.

The IRS has issued Revenue Procedure 2010-28 providing a safe harbor concerning the application of Sections 7702 and 7702A to life insurance contracts that have mortality guarantees based on the 2001 CSO Table and which may continue in force after an insured attains age 100. If a contract satisfies all the requirements of Sections 7702 and 7702A using all of the Age 100 Safe Harbor Testing Method requirements set forth in Rev. Proc. 2010-28, the IRS will not challenge the qualification of that contract under Sections 7702 and 7702A.

Rev. Proc. 2010-28 also states that: “No adverse inference should be drawn with respect to the qualification of a contract as a life insurance contract under § 7702, or its status as not a MEC under § 7702A, merely by reason of a failure to satisfy all of the requirements of [the Age 100 Safe Harbor].”

Modified Endowment Contracts (MEC). Under the Internal Revenue Code, certain life insurance contracts are classified as MECs with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to Premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a MEC. The Policy will be a MEC if the

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Premiums we receive are greater than the “seven-pay limit” as determined under Section 7702A of the Code. The “seven-pay limit” means that, during the first seven years of the Policy, the sum of the actual Premiums paid may not exceed the sum of the “seven-pay premiums.” Generally, the “seven-pay premium” is the level annual premium, such that if it were paid for each of the first seven years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. See the section entitled “Premiums—Premium Limitations” for an example of how the “seven-pay limit” would work. Under this test, a Policy may or may not be a MEC, depending on the amount of Premiums paid during each of the Policy’s first seven years.

Certain changes in a Policy after it is issued could also cause it to be classified as a MEC. For example, a reduction in benefits for a Policy may cause the Policy to be classified as a MEC. Moreover, if there is a “material change” in the Policy’s benefits or other terms, the Policy will have to be restated as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit that is due to the payment of an unnecessary premium. Unnecessary premiums are Premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. A Policy that is acquired in exchange for a life insurance contract classified as a MEC prior to the exchange will be classified as a MEC. A Policy that is acquired in exchange for a life insurance contract not classified as a MEC prior to the exchange will generally not be classified as a MEC if no Premiums are paid under the Policy during the first seven Policy Years after the exchange. A current or prospective Owner should consult with a competent tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a MEC.

If a Policy becomes a MEC, all distributions during the contract year in which the Policy becomes a MEC will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

Multiple Policies. All MECs that are issued (or that subsequently become a MEC) by us or our affiliates to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner’s income when a taxable distribution occurs.

Distributions Other Than Death Benefits From Modified Endowment Contracts. Policies classified as MECs are subject to the following tax rules:

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All distributions other than Death Benefit Proceeds, including distributions upon full or partial Surrenders and withdrawals, from a MEC will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Owner’s investment in the Policy only after all gain has been distributed.

•	Loans taken from or secured by a Policy classified as a MEC are treated as distributions and taxed accordingly, as described above.

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A 10% additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has Attained Age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s Beneficiary or designated Beneficiary.

You should consult a tax adviser to determine if you may be subject to the 10% penalty tax on any distribution or loan that you receive under the Policy.

Distributions Other Than Death Benefits From Policies That Are Not Modified Endowment Contracts. Distributions other than Death Benefit Proceeds from a Policy that is not classified as a MEC are generally treated first as a recovery of the Owner’s investment in the Policy and, only after the recovery of all investment in the Policy, as taxable income. However, certain distributions that must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, due to the absence of a loan interest spread, the tax consequences associated with loans outstanding after Policy Year 10 are unclear and a tax adviser should be consulted about these consequences.

Finally, distributions and loans from or secured by a Policy that is not a MEC are not subject to the 10% additional income tax.

Investment in the Policy. Your investment in the Policy is generally your aggregate Premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax free. When a loan is taken out under a Policy that is a MEC, your investment in the Policy is increased by the amount of the loan that is treated as a taxable distribution.

Policy Loans. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is Surrendered, canceled, or allowed to Lapse, the amount of the outstanding indebtedness (plus accrued interest) will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

Overloan Protection Endorsement. If you are contemplating the purchase of the Policy with the Overloan Protection Endorsement, you should be aware that the tax consequences of the Overloan Protection Endorsement have not been ruled on by the IRS or the courts. It is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the

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Overloan Protection Endorsement causes the Policy to be converted into a fixed Policy. You should consult a tax adviser as to the tax risks associated with the Overloan Protection Endorsement.

Withholding. Withholding of federal income taxes on the taxable portion of all distributions may be required unless the recipient elects not to have any such amounts withheld and properly notifies us of that election. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later. Different rules may apply to United States citizens or expatriates living abroad. In addition, some states have enacted legislation requiring withholding.

Life Insurance Purchases by Residents of Puerto Rico. Income received by residents of Puerto Rico under a Policy will be U.S.-source income that is generally subject to United States federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. Owners who are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Owner’s country of citizenship or residence. Prospective purchasers who are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S. and foreign taxation with respect to a life insurance policy purchase.

Section 1035 Exchanges. Code section 1035 generally provides that no gain or loss shall be recognized by the Owner on the exchange of one life insurance contract for another life insurance contract, an annuity contract or an endowment contract. Contracts subject to tax rules in effect prior to certain legislative changes are likely to be treated as new contracts for purposes of both section 7702, which establishes the tests for whether a contract is a life insurance contract for federal income tax purposes, and section 7702A, which provides the criteria for determining whether a contract is a MEC. Prospective purchasers wishing to take advantage of section 1035 should consult their tax advisers.

Business Uses of Policy. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. Moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Employer-owned Life Insurance Contracts. Pursuant to section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect Beneficiary under such contract. It is the employer’s responsibility (i) to verify the eligibility of the intended Insureds under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j) and (ii) to satisfy certain annual tax reporting requirements in respect of employer-owned life insurance contracts that are also imposed under the Code. These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

Split-Dollar Arrangements. The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

Additionally, on July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the “Act”). The Act prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust, or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a Beneficiary of a

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Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a Beneficiary of a Policy.

Alternative Minimum Tax. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if a non-individual owner or business Beneficiary is subject to this tax.

Estate, Gift and Generation-Skipping Transfer Taxes. The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when an Owner- Last Surviving Insured on a Policy dies, the death proceeds will generally be includable in the Owner’s estate for purposes of federal estate tax if the Last Surviving Insured owned the Policy. If the Owner was not the Last Surviving Insured, the fair market value of the Policy would be included in the Owner’s estate upon the Owner’s death. The Policy would not be includable in the Last Surviving Insured’s estate if the Insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a “generation-skipping transfer tax” when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state, and local law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping, and other taxes. A tax adviser should be consulted about these consequences.

Foreign Tax Credits. We may benefit from any foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Unemployment Insurance Reauthorization, and Job Creation Act of 2010. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the “2010 Act”) increases the federal estate tax exemption to $5,000,000 and reduces the federal estate tax rate to 35%; increases the Federal gift tax exemption to $5,000,000 and retains the federal gift tax rate at 35%; and increases the generation-skipping transfer (“GST”) tax exemption to $5,000,000 and reduces the GST tax rate to 35%. Between now and the end of 2012, Congress may make these provisions of the 2010 Act permanent, or they may do nothing and allow these 2010 Act provisions to sunset, or they may alter the exemptions and/or applicable tax rates. Unless extended by Congress, these estate, gift, and GST provisions of the 2010 Act will return to their pre-2001 levels, resulting in significantly lower exemptions and significantly higher tax rates.

The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Accelerated Death Benefits. Payments received under the accelerated death benefit will be excludable from the gross income of the recipient if applicable tax law requirements are met. However, you should consult a qualified tax adviser about the consequences of receiving a payment under this benefit.

Possible Tax Law Changes. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

OUR INCOME TAXES

Under current federal income tax law, as a life insurance company we are not taxed on the Separate Account’s operations. Thus, currently we do not deduct a charge from the Separate Account for federal income taxes. We reserve the right to charge the Separate Account for any future federal income taxes we may incur.

Under current laws in several states, we may incur state and local taxes in addition to premium taxes. These other taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes. If we charge for such taxes in the future, such charges will be imposed on all affected Policies.

RIDERS AND ENDORSEMENTS

Riders offer supplemental benefits under the Policy. Most Riders are subject to age and underwriting requirements and, unless otherwise indicated, must be purchased when the Policy is issued. We deduct any Monthly Charges for Riders from the Policy Value as part of the Monthly Charge. Riders provide fixed benefits that do not vary with the investment performance of the Separate Account. Riders may not be available in all states. Please contact us for additional information.

Overloan Protection Endorsement. This Endorsement guarantees the Policy will not Lapse if it ever becomes overloaned. The Policy becomes overloaned on the first Monthly Charge Date that all of the following conditions are satisfied.

•	The Policy has been in force for at least ten years.

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•	The Attained Age of the younger Insured is at least 65.

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Either the Policy tax test is the Cash Value Accumulation Test, or the Policy tax basis is zero. The Overloan Protection Endorsement is not currently available if the Policy tax test is the Cash Value Accumulation Test. A Policy tax basis of zero would result from withdrawals of all premiums paid for the Policy.

•

The outstanding loan divided by the Policy Value exceeds an overloan limit that may vary by Attained Age, gender, and Underwriting Class. The Owner’s Policy overloan limit is stated in the Endorsement issued on the Policy. After the Policy becomes overloaned, no premiums may be paid, no withdrawals may be taken, and no loans may be taken or repaid. The death benefit will be the minimum death benefit required for your Policy to be in compliance with federal tax law. Please see the section entitled “Death Benefit” for more information on the minimum death benefit. No Monthly Charges will be deducted.

Example: For a $1,500,000 Total Face Amount Policy with the Overloan Protection Endorsement issued to male and female Insureds age 62 with preferred Underwriting Classes, the overloan limit in the 20th Policy Year is 97% of Policy Value. If the Outstanding Loan Amount exceeds 97% of the Policy Value on a Monthly Charge Date in the 20th Policy Year, and the other Endorsement conditions are satisfied, the Policy will become overloaned on that Monthly Charge Date and the benefits and terms of the Endorsement will apply. This example illustrates how the Overloan Protection Endorsement operates and may or may not represent the terms of your Policy.

There is no monthly charge to add this Endorsement to the Policy. However, if this Policy changes to overloaned status, at that time the Policy Value will be reduced to equal the outstanding loan and moved to a Fixed Interest Account. Policy Value cannot be transferred out of this account and will receive an annual effective crediting rate of 3.00%. Policy loan interest will continue to accrue at the same 3.00% rate.

While this Endorsement is attached to the Policy, the maximum loan value of the Policy cannot exceed the Policy Value multiplied by the overloan limit.

If you are contemplating the purchase of the Policy with the Overloan Protection Endorsement, you should be aware that the tax consequences of the Overloan Protection Endorsement have not been ruled on by the IRS or the courts. It is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Overloan Protection Endorsement causes the Policy to be converted into a fixed Policy. You should consult a tax adviser as to the tax risks associated with the Overloan Protection Endorsement.

Policy Split Rider. This Rider allows the Owner to exchange the Policy for a new individual life insurance Policy on the life of each Insured without evidence of insurability if the Attained Age and Underwriting Class of that Insured under the original Policy are respectively no greater than 90 and no less healthy than substandard table rating H. Both Insureds must be living. There is no additional charge for this Rider.

The Owner can apply for an exchange when one of the following happens:

•	the Insureds get divorced. The marriage must be dissolved by a final divorce decree issued by a court of competent jurisdiction.

•	a partnership between Insureds or a corporation with only two shareholders insured by the Policy, who are not married to each other, dissolves.

The Policy and this option must be in force and the Policy must have a positive Cash Surrender Value on the date of the exchange.

The new Policies will be effective starting on the date of the exchange. Each new Policy will be based on the gender, age and most recent underwriting class of each Insured on the date of the exchange. We’ll issue a new Policy on a single life basis to each Insured.

The Total Face Amount of each new Policy will be equal to half of the current Total Face Amount of the Policy. The death benefit option of each new Policy will be the same as for the Policy.

Enhanced Policy Split Rider. This Rider allows the Owner to exchange the Policy for a new individual life insurance Policy on the life of each Insured without evidence of insurability if the Attained Age and Underwriting Class of that Insured under the original Policy are respectively no greater than 90 and no less healthy than substandard table rating H. Both Insureds must be living. There is no additional charge for this Rider.

The owner may exercise this option within 90 days after the day that the Federal Unlimited Marital Deduction is actually and materially reduced, as a result of the enactment of a new Federal estate tax law, which because of a material reduction, could result in an increase in the Federal estate tax liability at the first death of the two Insureds under the policy. A material reduction of the Federal Unlimited Marital Deduction is defined as one that meets at least one of the following two conditions:

•	if the Federal Marital Deduction is expressed as a percentage of the estate, the deduction is limited to 75% or less of the value of the estate; or

•	if the Federal Marital Deduction is expressed as a dollar amount, the deduction is an amount which is 75% or less of the policy Total Face Amount.

The exchange will become effective when we receive the following:

•	a request for the exchange in a form satisfactory to us

34	Prospectus M Intelligent Survivorship VUL

•	approval of the exchange in a form satisfactory to us from any irrevocable beneficiary(ies) or person(s) to whom this policy has been assigned

The policy and this option must be in force and the policy must have a positive cash surrender value on the date of the exchange.

Estate Protection Rider. The rider offers an additional death benefit during the first four Policy years equal to 123% of the Total Face Amount. The rider death benefit amount will automatically increase or decrease in direct proportion with the Total Face Amount of the policy. The rider is automatically included on any policy at no additional charge where: 1) the younger Insured is age 70 or younger, 2) the Total Face Amount is within certain limits, and 3) the older insured does not have an Underwriting Class with a substandard table rating of D or higher or the younger insured has an Underwriting Class without any substandard rating.

SALE OF THE POLICY

TIAA-CREF Individual and Institutional Services, LLC (“TC Services”), a subsidiary of Teachers Insurance and Annuity Association of America (TIAA), which is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, or FINRA, is the “principal underwriter” of interests in the Policy. TC Services main offices are at 730 Third Avenue, New York, New York 10017-3206.

The Policies are distributed on a continuous basis by TC Services and broker-dealer firms through their registered representatives who are appointed as life insurance agents for us. Broker-dealer firms distributing the Policies enter into a selling agreement with us and TC Services. Included among these broker-dealers is M Holdings Securities, Inc. and its registered representatives as well as other broker-dealers with which producers of M Financial Holdings Incorporated are affiliated. For a specified period, and subject to certain conditions, the Policy will be sold only by insurance agents appointed by us who are either registered representatives of TC Services or are affiliated with insurance agencies that are stockholders of M Financial Holdings, Incorporated, and who are registered representatives of its subsidiary, M Holdings Securities, Inc., or other broker-dealers unaffiliated with M Financial Holdings, Incorporated (collectively, “broker-dealer firms”).

Broker-dealer firms that distribute or support the marketing of our Policies may be compensated by means of various compensation and incentive arrangements. A general description of these arrangements is set out below under “Standard compensation” and “Additional compensation and incentive payments.” These arrangements may differ among firms, and not all broker-dealer firms will receive the same compensation and incentive payment benefits for distributing the Policy. Also, a broker-dealer may receive more or less compensation or other benefits for the promotion and sale of the Policy than it would expect to receive from another issuer.

Under their own arrangements, broker-dealer firms determine how much of any amounts received from us is to be paid to their registered representatives and make those payments to their registered representatives. TC Services may pay its registered representatives additional compensation and benefits, such as bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Policies that they would not receive in connection with the sale of policies issued by unaffiliated companies.

Owners do not pay any compensation or incentive benefits directly. These payments are made from TC Services’ and our own revenues, profits or retained earnings, which may be derived from a number of sources, such as fees received from a Portfolio’s distribution plan (“12b-1 fees”), the fees and charges imposed on Owners and other sources.

You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a Policy. We provide additional information on special compensation or reimbursement arrangements involving broker-dealer firms in the Statement of Additional Information, which is available upon request.

Standard compensation. TC Services pays compensation to broker-dealer firms for the promotion and sale of the Policies, and for providing ongoing service in relation to Policies that have already been purchased. We may also pay a limited number of broker-dealers commissions or overrides to “wholesale” the Policies; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling.

The amount and timing of commissions we may pay to broker-dealers may vary depending on the particular selling agreement. During the first ten years, commissions will not exceed 115% of the first Target Premium, plus 18% of the second and third Target Premiums, plus 10.5% of the fourth and fifth Target Premiums, plus 8.5% of the sixth through tenth Target Premiums, plus 7.5% of Premiums received above ten Target Premiums. Commissions paid after year ten will not exceed 1% of Premiums received in years eleven and thereafter.

In certain cases, commissions within the limits described above may be postponed with interest into later years. Target Premium varies based on the both Insureds’ Issue Ages, sex, rating classes, and Base Face Amount

Additional compensation and incentive payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may enter into special compensation or reimbursement arrangements (“incentive payments”), either directly or through TC Services, with selected broker-dealers, which may receive, directly or indirectly, additional payments in the form of cash, other non-cash compensation or reimbursement. These

M Intelligent Survivorship VUL Prospectus	35

arrangements may include compensation or reimbursement to a broker-dealer for: featuring the Policy in its sales system; giving us preferential access to sales staff; allowing TC Services or its affiliates to participate in conferences, seminars or other programs attended by the firm’s sales force; “due diligence” examination of the Policy; sponsoring conferences, seminars, sales or training programs for invited registered representatives and other employees; travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs; seminars for the public or client seminars; advertising and sales campaigns regarding the Policy; assisting a firm in connection with its systems, operations and marketing expenses and/or other events or activities sponsored by the firm; “preferred product” treatment of the Policies in a marketing programs, which may include marketing services and increased access to sales representatives; ) sales promotions relating to the Policies; and inclusion in the financial products inventory of the broker-dealer. Additionally, we may provide: loans to broker-dealers or their affiliates to help finance marketing and distribution of the Policies, which loans may be forgiven if aggregate sales goals are met; and provide staffing or other administrative support and services to broker-dealers who distribute the Policies. We may also contribute to, as well as sponsor, various educational programs, sales promotions, and/or other contests in which participating firms and their sales persons may receive gifts and prizes such as merchandise, cash or other rewards as may be permitted under FINRA rules and other applicable laws and regulations.

These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the Policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may wish to take such payments into account when considering and evaluating any recommendation relating to the Policies.

Certain entities that are not registered as broker-dealers, including M Financial Holdings, Inc., may control access to certain selling offices and may be compensated for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the Policies. We may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers that distribute the policies, and which may be affiliated with those broker-dealers.

Any issues related to the servicing or administration of the Policy should be directed to our Administrative Office. Written customer complaints should be mailed to the Administrative Office.

ADDITIONAL INFORMATION

M FINANCIAL GROUP

In addition to deriving revenue through the sale of the Policy and other registered and unregistered products offered by other insurance companies, M Financial Group also derives revenue through the profits (or potentially losses) which its affiliated reinsurer, M Life Insurance Company, doing business as M Financial Re, earns under reinsurance agreements with insurers whose products are sold by M Financial Group agents and broker-dealers. M Financial Re has or will enter into a quota share modified coinsurance reinsurance agreement with the Company wherein M Financial Re will receive a quota share of the profits or losses, as the case may be, from the mortality, investment, and persistency risks it assumes, including risks on your Policy. Although the Company will not actually cede any reserves to M Financial Re, based on the terms of our reinsurance agreement, M Financial Re will earn a quota share of the investment income earned by us, or it will pay us if our investments result in losses.

Affiliates of M Financial Group also sponsor and manage certain of the Portfolios in which the Separate Account invests. See “Separate Account and Portfolios” for more information about services and revenue.

DELAYS IN PAYMENTS

We usually pay the amounts of any Surrender, partial withdrawal, Death Benefit Proceeds, loan or payments under a payment method within 7 days after we receive all applicable Acceptable Notices, and/or due proofs of death. However, we can postpone these payments if:

•

the New York Stock Exchange is closed for trading, other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; or

•

an emergency exists, as a result of which the Securities and Exchange Commission determines that (A) the disposal of shares in an Investment Account’s corresponding Portfolio is not reasonably practicable, or (B) it is not reasonably practicable to fairly determine the value of the net assets of an Investment Account’s corresponding Portfolio; or

•	an Investment Account’s corresponding Portfolio otherwise suspends payment or redemption of its shares pursuant to an order of the Securities and Exchange Commission; or

36	Prospectus M Intelligent Survivorship VUL

•

you have submitted a check or draft to our Administrative Office, in which case we have the right to defer payment of Surrenders, partial withdrawals, Death Benefit Proceeds, or payments under a payment method until the check or draft has been honored.

If, pursuant to Securities and Exchange Commission rules, the TIAA-CREF Life Money Market Fund suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer, partial withdrawal, loan, Surrender, or death benefit from the TIAA-CREF Life Money Market Sub-Account until the Fund is liquidated.

We have the right to defer payment of amounts from the fixed account options for up to 6 months after receipt of Acceptable Notice, but will not defer a payment from the fixed account options that is to be applied to pay required Premiums on other policies in force with us. (We pay interest at an annual rate from the effective date of the withdrawal, Surrender or loan if we delay any fixed account options payment for 30 days or more. This annual rate will be the same rate as the fixed account options’ guaranteed crediting rate. Interest must equal $25 or more before it will accrue or be paid.)

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner’s ability to make certain transactions and thereby refuse to accept a Premium or any request for transfers, partial withdrawals, Surrenders, loans, or Death Benefit Proceeds, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Policy to government regulators.

STATE VARIATIONS

This prospectus provides a general description of the Policy. Policies issued in your state may provide different features and benefits from, and impose a different cost than, those described in this prospectus. Notwithstanding any state variations, all material rights and obligations under the Policy are described in the prospectus. You should read the Policy carefully for any non-material variations in your state. If you would like to review a copy of the Policy and endorsements, contact our Administrative Office.

PERFORMANCE DATA

In order to demonstrate how the actual investment performance of the Portfolios could have affected the death benefit, Policy Value, and Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each Portfolio since its inception. These hypothetical illustrations are designed to show the performance that could have resulted if the Policy had been in existence during the period illustrated and are not indicative of future performance.

The values we illustrate for death benefit, Policy Value, and Cash Surrender Value take into account all applicable charges and deductions from the Policy, the Separate Account and the Portfolios, presenting separate sets of values based on current and guaranteed charges, but do not deduct charges for any Riders.

LEGAL PROCEEDINGS

None of the Separate Account, the Company nor TC Services, is involved in any legal action or any pending or threatened lawsuits that it believes will have a materially adverse impact on it or on the Separate Account.

FINANCIAL STATEMENTS

Our financial statements are contained in the Statement of Additional Information. The Separate Account commenced operations on July 3, 2012 and as of the date of this prospectus has not completed a fiscal year. Its future financial statements will also be included in the SAI. Our financial statements should be distinguished from the Separate Account’s financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

GLOSSARY

Acceptable Notice or Request  The notice or request you must deliver to us at our Administrative Office to request or exercise your rights as Owner under the Policy. To be complete, each such notice or request must: (1) be in a form we accept; (2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified (including your Policy number, your full name, the full name of the Insured(s), and your current address); and (3) be received at our Administrative Office.

Administrative Office  The office you must contact to exercise any of your rights under the Policy. You should send all payments and requests to: TIAA-CREF Life Insurance Company, Administrative Office, P.O. Box 1258, Charlotte, North Carolina, 28201-1258; Telephone: 855 809-8333.

Advisory Fee  An amount that is withdrawn from the Policy Value to pay a registered investment adviser who has an agreement with you. This fee is not charged by the Separate Account or the Company and does not refer to any investment advisory fees paid by the Portfolios underlying the Investment Options. A withdrawal to pay Advisory Fees (like any other partial withdrawal) may have tax consequences. A tax adviser should be consulted about these consequences.

Attained Age  A person’s age on his or her nearest birthday to the Policy Date, plus the number of full Policy Years completed since the Policy Date. We increase “Attained Age” by one year on each Policy Anniversary.

M Intelligent Survivorship VUL Prospectus	37

Administrative Expense Charge  A Monthly Charge to help cover our costs of issuing and administering the Policy, and for such activities as processing claims, maintaining records and communicating with you.

Asset Based Risk Charge  A Monthly Charge deducted from your Policy Value to compensate us for certain risks we assume, and for certain expenses we incur.

Base Face Amount (BFA) Along with any Supplemental Face Amount, part of the Total Face Amount of insurance coverage applied for. The BFA may be increased or decreased. Increases occurring at different times create separate layers that may have differing applicable charges and requirements.

Beneficiary The person(s) you select to receive the Death Benefit Proceeds from the Policy.

Business Day Any day that the New York Stock Exchange or its successor is open for trading. It usually ends at 4:00 PM Eastern Time or when trading closes on the New York Stock Exchange or its successor, whichever is earlier. If we receive your payment or request after the end of a Business Day, we’ll process it as of the end of the next Business Day. Certain restrictions may apply with respect to particular Portfolios.

Cash Surrender Value The amount we pay when you Surrender your Policy. It is equal to the Policy Value less any Outstanding Loan Amount.

Cash Value Accumulation Test One of the two alternative tests under the Code to analyze whether a Policy qualifies as a life insurance contract that is eligible for special tax treatment under the Code.

Code The Internal Revenue Code of 1986, as amended, and its related rules and regulations or its successor statute.

Company (We, Us, Our) TIAA-CREF Life Insurance Company.

Death Benefit Proceeds The amount we pay to your Beneficiaries when we receive satisfactory proof of the death of both Insureds. The amount equals the death benefit under the death benefit option you’ve chosen, minus any Outstanding Loan Amount and any overdue Monthly Charges.

Enhanced Fixed Account An Investment Option that is within our general account. Policy Value allocated to the Enhanced Fixed Account earns interest at a rate no less than the contractually guaranteed minimum rate.

Final Policy Date The date the younger Insured reaches Attained Age 120. After the Final Policy Date, the death benefit under any option continues until the Last Surviving Insured’s death, Policy Lapse, or Surrender. The Supplemental Face Amount terminates at the Final Policy Date.

Fixed Account An Investment Option that is within our general account. Policy Value allocated to the Fixed Account earns interest at a rate no less than the contractually guaranteed minimum rate.

Fixed Interest Account The portion of our General Account where Policy Value is transferred if your Policy changes to overloaned status and receives a stipulated rate of 3.00% interest.

Grace Period The period after which a Policy will Lapse if you do not make a sufficient payment. The Grace Period is 61 days.

Guideline Premium Test One of the two alternative tests under the Code to analyze whether a Policy qualifies as a life insurance contract that is eligible for special tax treatment under the Code.

Insured A person whose life is insured by the Policy.

Investment Accounts Each Investment Account is a sub-account of the Separate Account and invests its assets in shares of a corresponding Portfolio.

Investment Options The options you can choose from when you’re allocating Net Premiums under the Policy. The Investment Options for the Policy include the Investment Accounts and the fixed account options.

Issue Age An Insured’s age as of his or her nearest birthday to the Policy Date.

Issue Date The date on which the Policy is issued at our Administrative Office. This date is used to measure suicide and contestable periods.

Lapse When your Policy terminates without value after a Grace Period and the No-Lapse Guarantee Period is no longer in effect. You may reinstate a Lapsed Policy, subject to certain conditions.

Last Surviving Insured The Last Surviving Insured to die under a last survivor Policy.

Loan Account The account within our general account to which we transfer Policy Value from the Investment Options as collateral when you take out a Policy loan.

MEC A Modified Endowment Contract, which is a special kind of life insurance policy as defined under the Code. A MEC doesn’t receive the same tax advantages as other life insurance policies.

Monthly Charge This is the monthly amount we deduct from the Policy Value on each Monthly Charge Date. The Monthly Charge includes the policy fee, Administrative Expense Charges, Asset Based Risk Charge, cost of insurance charge and charges for any Riders.

Monthly Charge Date  The day we deduct the Monthly Charge from your Policy Value. It’s the same date of each calendar month as the Policy Date, or it’s the last day of the month if that comes first.

Net Amount at Risk  The Net Amount at Risk is equal to the death benefit on the Monthly Charge Date divided by 1.00246627; minus the Policy Value on the Monthly Charge Date.

Net Premium  The portion of a Premium payment allocated to the Investment Options. It equals the Premium less the Premium Expense Charge.

38	Prospectus M Intelligent Survivorship VUL

Outstanding Loan Amount  The amount in the Loan Account plus any unpaid and accrued interest you owe.

Owner (You, Your)  The person or entity with an interest or title to the Policy.

Policy  A legal life insurance contract between the Owner and TIAA-CREF Life Insurance Company.

Policy Anniversary  The same date of each calendar year as the Policy Date. If the Policy Date is February 29th and the current calendar year is not a leap year, the Policy Anniversary will be February 28th.

Policy Date  The effective date of the Policy as set forth in the Policy. The Policy Date is used to determine Monthly Charge Dates and Policy Years. The Policy Date is generally the same as the Issue Date but, subject to state approval, may be another date agreed upon by us and the proposed Owner.

Policy Value  The sum of your Policy’s values in the Investment Accounts, the fixed account options, and the Loan Account.

Policy Year  A year that starts on the Policy Date or on a Policy Anniversary.

Portfolio  A series of an investment company that is registered with the Securities and Exchange Commission in which an Investment Account is invested. The Policy allows you to invest in the Separate Account that invests in series of investment companies that are listed on the front page of this prospectus.

Premiums  All payments you make under the Policy other than repayments of Outstanding Loan Amounts.

Premium Expense Charge  A charge deducted from each Premium payment to reimburse us for certain Federal, State and municipal taxes and to defray sales costs.

Rider  An amendment, addition, benefit or endorsement to the Policy that changes the terms of the Policy by: (1) expanding Policy benefits; (2) restricting Policy benefits; or (3) excluding certain conditions from the Policy’s coverage. A Rider that is added to the Policy becomes part of the Policy.

Right to Cancel Period  The period shown on your Policy’s cover page during which you may examine and return the Policy to us at our Administrative Office and receive a refund. The length of the Right to Cancel Period varies by state.

Separate Account  TIAA-CREF Life Separate Account VLI-2. The Separate Account is divided into Investment Accounts, each of which invests in shares of a corresponding Portfolio.

Supplemental Face Amount  The amount of supplemental term insurance coverage you request. The SFA may be increased or decreased. Increases issued at different times create separate layers that may have differing applicable charges and requirements.

Surrender  To cancel the Policy by Acceptable Request from the Owner or the Owner’s assignee and return the Policy to us at our Administrative Office.

Target Premium or Targets  The amount of premium used to determine the amount of commissions paid by the Company to the selling broker-dealer. Target Premiums vary by gender, Issue Ages, and Underwriting Classes of the Insureds and Base Face Amount. Target Premium is shown in the illustration for the Owner’s Policy.

Total Face Amount  A combination of the Base Face Amount and any Supplemental Face Amount of insurance coverage that you request, including any layers of BSA and SFA added after issue. The Total Face Amount may be increased or decreased after issue through increases or decreases of the Base Face Amount and/or the Supplemental Face Amount, subject to certain conditions. The Total Face Amount may be affected by any accelerated death benefit payments, changes in death benefit options, and partial withdrawals. The Total Face Amount is a factor in determining the death benefit and certain charges.

Underwriting Class  A class we assign to each Insured and use to calculate cost of insurance charges. Classes are based on health, tobacco use, and other non-medical factors. The classes are: super preferred non-tobacco, preferred non-tobacco, standard non-tobacco, preferred tobacco, and standard tobacco. There are also various substandard non-tobacco and substandard tobacco classes. These classes may include any flat or temporary extra mortality charges.

Unit  A unit of measure used to calculate the amount of Policy Value in any Investment Account.

M Intelligent Survivorship VUL Prospectus	39

TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION

B-2	Additional Policy Information
B-2	The Policy
B-2	Our Right to Contest the Policy
B-2	Policy Cost Factors
B-2	Additional Ownership Rights
B-3	Additional Information on Dollar Cost Averaging
B-3	Suicide Exclusion
B-4	Misstatement of Age or Sex
B-4	Policy Termination
B-4	Additional Information on Sales of the Policies
B-4	Illustrations
B-4	Performance Data
B-5	Total Returns

B-6	Additional Information
B-6	Legal Developments Regarding Unisex Actuarial Tables
B-6	Reports to Owners
B-6	Safekeeping of Account Assets
B-6	Records
B-6	Legal Matters
Independent Registered Public Accounting Firm
B-7	Additional Information about the Company
B-7	Additional Information about the Separate Account
B-7	Management-Related Service Contracts
B-7	Potential Conflicts of Interest
B-7	Other Information
B-7	Financial Statements
B-8	Index to Financial Statements

40	Prospectus M Intelligent VUL

For more information about M Intelligent Survivorship VUL

How to Reach Us

TIAA-CREF Website

Account performance, personal account information and transactions, product descriptions, and information about investment choices and income options

www.tiaa-cref.org

24 hours a day, 7 days a week

Administrative Office

855 809-8333

8 a.m. to 5:30 p.m. ET, Monday–Friday

To learn more about the Policy, you should read the Statement of Additional Information (“SAI”) dated the same date as this prospectus. The SAI contains more detailed information about the Policy than is contained in this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of the prospectus. The table of contents for the SAI appears on the last page of this prospectus. For a free copy of the SAI, to receive personalized illustrations of Death Benefit Proceeds, Cash Surrender Values, and Policy Values, or to request other information about the Policy, please call or write to us at our Administrative Office 855 809-8333.

The SAI has been filed with the SEC. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about the Policy and us. Information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC, or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, NE, Room 1580, Washington, DC 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at 202 551-5850.

Investment Company Act of 1940

Registration File No. 811-22659.

A13617

11/12

STATEMENT OF ADDITIONAL INFORMATION

M Intelligent Survivorship VUL

FLEXIBLE PREMIUM LAST SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE POLICY

TIAA-CREF Life Separate Account VLI-2

TIAA-CREF Life Insurance Company

November 1, 2012

This Statement of Additional Information (“SAI”) contains additional information regarding a flexible premium last survivor variable universal life insurance policy (the “Policy”) offered by TIAA-CREF Life Insurance Company (the “Company” or “TIAA-CREF Life”). We issue the Policy on a last survivor basis. This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated November 1, 2012 and the prospectuses for the mutual funds that serve as Investment Options for the Policy. You may obtain a copy of these prospectuses at no charge by writing us at: TIAA-CREF Life Insurance Company, P.O. Box 1258 Charlotte, NC 28201-1258 or calling us toll-free at 855 809-8333. In addition, if you receive a summary prospectus for any fund, you may obtain a full statutory prospectus by referring to the contact information for the fund company on the cover page of the summary prospectus. Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.

TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION

B-2	Additional Policy Information
B-2	The Policy
B-2	Our Right to Contest the Policy
B-2	Policy Cost Factors
B-2	Additional Ownership Rights
B-3	Additional Information on Dollar Cost Averaging
B-3	Suicide Exclusion
B-4	Misstatement of Age or Sex
B-4	Policy Termination
B-4	Additional Information on Sales of the Policies
B-4	Illustrations
B-4	Performance Data
B-5	Total Returns

B-6	Additional Information
B-6	Legal Developments Regarding Unisex Actuarial Tables
B-6	Reports to Owners
B-6	Safekeeping of Account Assets
B-6	Records
B-6	Legal Matters
B-6	Experts
B-7	Additional Information about the Company
B-7	Additional Information about the Separate Account
B-7	Management-Related Services Contracts
B-7	Potential Conflicts of Interest
B-7	Other Information
B-7	Financial Statements
B-8	Index to Financial Statements

ADDITIONAL POLICY INFORMATION

THE POLICY

The Policy, application(s), Policy schedule pages, and any Riders are the entire contract. Only statements made in the applications can be used to void the Policy or to deny a claim. We assume that all statements in an application are true to the best knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when we issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

OUR RIGHT TO CONTEST THE POLICY

In issuing the Policy, we rely on all statements made by or for you and/or an Insured in the application or in a supplemental application. Therefore, we may contest the validity of the Policy based on material misstatements made in the application (or any supplemental application).

However, we will not contest the Policy after the Policy has been in force during the lifetime of the Insureds for 2 years from the Issue Date, except for nonpayment of Premium. Likewise, we will not contest any Policy change that requires evidence of insurability, or any reinstatement of the Policy, after such change or reinstatement has been in effect during the lifetime of the Insureds for 2 years. However, if we issue the Policy as a result of a conversion option from term insurance, we will measure the contestable period from the Issue Date of the term policy.

If your Policy Lapses and we reinstate it, we have the right to contest the validity of your Policy for two years from the date that it was reinstated. Once your reinstated Policy has been in force for two years from the reinstatement date during the lifetime of the Insureds, we generally lose the right to contest its validity.

If you change the Death Benefit Option, we will not contest the amount of any increase in the death benefit due to such change after such change has been in force during the lifetime of the Insureds for 2 years from the date the change takes ef-

fect. If Total Face Amount has been increased subject to evidence of insurability, we will not contest such increase after it has been in force during the lifetime of the Insureds for 2 years from the date the increase takes effect. If we successfully contest a change of the Death Benefit Option or an increase in Face Amount subject to evidence of insurability, the death benefit will be what would have been payable had such change or increase not taken effect. We will refund to your Policy Value any additional cost of insurance, Policy fee, and Rider charges associated with such increase or change.

POLICY COST FACTORS

We may change monthly cost of insurance rates, policy fees, Administrative Expense Charges, Premium Expense Charges, Asset Based Risk Charges, and any Rider charges. Any change will be determined in accordance with the procedures and standards on file with the insurance department of the state in which this Policy is delivered. Any changes in Policy cost factors will be based on changes in future expectations for (1) mortality; (2) expenses; (3) persistency; (4) investment earnings; (5) federal taxes; (6) state or local taxes, and (7) assets we are required to set aside to maintain adequate reserves and surplus to cover our liabilities.

Changes in Policy cost factors will be determined prospectively, will not occur because of a change in either Insured’s health or occupation, and will not be made to recoup any prior losses. We will not change Policy cost factors more frequently than once a month. We will review the Policy for a class of Insureds to determine whether an adjustment in Policy cost factors should be made at least once a year for interest and at least once every five Policy Years for other Policy cost factors.

ADDITIONAL OWNERSHIP RIGHTS

You, as the Owner, may exercise certain rights under the Policy, including the following:

Selecting and Changing the Beneficiary

•	You designate the Beneficiary the person to receive the Death Benefit Proceeds when the Last Surviving Insured dies in the application.

B-2	Statement of Additional Information ■ M Intelligent Survivorship VUL

•

There are two Beneficiary classes—primary and contingent. You may designate more than one Beneficiary in a class. If you designate more than one primary Beneficiary, then each primary Beneficiary that survives the Last Surviving Insured shares equally in any Death Benefit Proceeds unless you instruct us otherwise in an Acceptable Notice.

•

If no primary Beneficiaries survive the Last Surviving Insured, then all those named as contingent Beneficiaries who are still alive will receive an equal portion of the Death Benefit Proceeds, unless you instruct us otherwise in an Acceptable Notice.

•	If there is not a designated Beneficiary surviving at the death of the Last Surviving Insured, we will pay the Death Benefit Proceeds in a lump sum to you, if living, or to your estate.

•

You may also designate a Beneficiary as revocable or irrevocable. The consent of any irrevocable Beneficiary is needed to exercise any Policy rights except changing the amount or timing of Premiums, reinstating the Policy, changing Premium allocations, and transferring among Investment Options.

•	You can change a revocable Beneficiary by providing us with Acceptable Notice while the Last Surviving Insured is alive.

•	The change in revocable Beneficiary is effective as of the date you complete an Acceptable Notice, regardless of whether the Last Surviving Insured is alive when we receive the notice.

•	We are not liable for any payment or other actions we take based on existing Beneficiary designations before we receive your Acceptable Notice.

•	A Beneficiary generally may not pledge, commute, or otherwise encumber or alienate payments under the Policy before they are due.

Changing the Owner

•

You may change the Owner by providing an Acceptable Notice to us at any time while the Last Surviving Insured is alive. If you change the Owner, your ownership rights terminate and the new Owner will be entitled to all rights available under the Policy.

•	The change in Owner is effective as of the date you complete an Acceptable Notice, regardless of whether the Last Surviving Insured is alive when we receive the request.

•	We are not liable for any payment or other actions we take before we receive your Acceptable Notice.

•	Changing the Owner does not automatically change the Beneficiary or the Insureds.

•	Changing the Owner may have tax consequences. You should consult a tax adviser before changing the Owner.

Assigning the Policy

•	You may assign Policy rights while an Insured is alive by submitting an Acceptable Notice to us. You retain any ownership rights that are not assigned.
•

An absolute assignment of the Policy will cause the assignee to become the Owner. A collateral assignment will not cause a change of ownership. However, your interests and the interests of any Beneficiary or other person will be subject to any collateral assignment.

•	Assignments are subject to any outstanding policy loan.

•	We are not:

•	bound by any assignment unless we receive an Acceptable Notice of the assignment;

•	responsible for the validity of any assignment or determining the extent of an assignee’s interest; or

•	liable for any payment we make before we receive Acceptable Notice of the assignment.

•

We reserve the right to reject assignments that we reasonably believe are intended to develop a secondary market for the policy, such as selling the policy to a ‘factoring company’ that pays a discounted lump sum in return for assignments of future death benefits.

•	Assigning the Policy may have tax consequences. You should consult a tax adviser before assigning the Policy.

ADDITIONAL INFORMATION ON DOLLAR COST AVERAGING

You also decide how many scheduled transfers to make from a fixed account option or Money Market Account to one or more other Investment Accounts (although we may require a minimum number of transfers to participate in the program). If you don’t determine the number of transfers, transfers will be made until there is no Policy Value remaining in a fixed account option or Money Market Account. We won’t charge you for any transfers made under the dollar cost averaging program. We reserve the right to only allow you to start one dollar cost averaging program in any Policy Year.

You will receive confirmations of transfers made under the dollar cost averaging program. You are responsible for reviewing the confirmations to verify that the transfers are being made as requested. There is no additional charge for dollar cost averaging. A transfer under this program is not considered a transfer for purposes of assessing any transfer fee.

We may modify, suspend, or discontinue the dollar cost averaging program at any time, which may include specifying a minimum number of transfers you will need to specify in order to a participate in the program. We will give you at least 30 days’ notice if we discontinue the program.

SUICIDE EXCLUSION

If either Insured commits suicide within 2 years of the Issue Date (may be different in some states), the Policy will terminate and our liability will be limited to an amount equal to the Premiums paid, less any Outstanding Loan Amounts, and less any partial withdrawals previously paid. However, if the Policy is issued as a result of a conversion option from term insurance, the suicide period will be measured from the Issue Date of the term policy.

If either Insured commits suicide within 2 years from the effective date of any increase in Face Amount or Death Benefit

M Intelligent Survivorship VUL ■ Statement of Additional Information	B-3

Option change for which evidence of insurability had been provided, the Policy will terminate and our liability will be limited to the death benefit that would have been payable had the increase or change not taken effect. We will also refund to your Policy Value any additional cost of insurance, Policy fee, and Rider charges associated with such increase or change.

MISSTATEMENT OF AGE OR SEX

If either Insured’s age or, in most states, sex was stated incorrectly in the application and we discover such misstatement after the death of the Last Surviving Insured, the amount of death benefit will be that which would be purchased by the most recent deduction for the cost of insurance charge at the correct age or sex. The amount of death benefit for any Riders will be that which would be purchased by the most recent deduction for Rider charges at the correct age or sex. However, in most states, if we discover such misstatement while either Insured is living, we will retroactively adjust the Policy Value to reflect the Monthly Charges that should have been made for the correct age or sex of the Insured.

POLICY TERMINATION

Your Policy will terminate on the earliest of:

•	the end of the Grace Period without a sufficient payment;

•	the date the Last Surviving Insured dies;

•	the effective date of the exchange of this Policy for a paid-up life insurance policy, if available;

•	the date this Policy is exchanged for another life insurance or annuity policy; or

•	the date you Surrender the Policy.

ADDITIONAL INFORMATION ON SALES OF THE POLICIES

TIAA-CREF Individual and Institutional Services, LLC (“TC Services”) is responsible for distributing the Policies pursuant to a distribution agreement with us. TC Services may be considered the “principal underwriter” of interests in the Policy. TC Services, a Delaware corporation, is located at 730 Third Avenue, New York, New York 10017-3206. TC Services is a subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”). TC Services is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of FINRA.

We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

The Policies are distributed by TC Services and broker-dealer firms through their registered representatives who are appointed as life insurance agents for us. Broker-dealer firms distributing the Policies enter into a selling agreement with us and TC Services. Included among these broker-dealers is M Holdings Securities, Inc. and its registered representatives as well as other broker-dealers with which producers of M Financial Holdings Incorporated are affiliated. For a specified period, and subject to certain conditions, the Policy will be sold only by insurance agents appointed by us who are either registered representatives of TC Services or are affiliated with insurance agencies that are stockholders of M Financial Holdings, Incorporated, and who are registered representatives of its subsidiary, M Holdings Securities, Inc., or other broker-dealers unaffiliated with M Financial Holdings, Incorporated. We pay

TC Services a fee from our general account assets for sales of all Policies in the Separate Account. We intend to recoup payments made to TC Services through fees and charges imposed under the Policy.

ILLUSTRATIONS

We may provide illustrations for death benefit, Policy Value, and Cash Surrender Value based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for hypothetical people. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your rates of return and insurance charges may be higher or lower than these illustrations. The actual return on your Policy Value will depend on factors such as the amounts you allocate to particular Investment Options, the amounts deducted for the Policy’s Monthly Charges, the underlying Portfolios’ expense ratios, and your Policy loan and partial withdrawal history.

Before you purchase the Policy and upon request thereafter, we will provide illustrations of future benefits under the Policy based upon the proposed Insureds’ ages and Underwriting Classes, Total Face Amount, the death benefit option, planned Premiums, and Riders requested. We reserve the right to charge a reasonable fee for this service to persons who request more than one Policy illustration during a Policy Year.

PERFORMANCE DATA

In order to demonstrate how the actual investment performance of the Portfolios could have affected the death benefit, Policy Value, and Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each Portfolio or corresponding Investment Account since its inception. These hypothetical illustrations are designed to show the performance that could have resulted if the Policy had been in existence during the period illustrated and are not indicative of future performance.

The values we illustrate for death benefit, Policy Value, and Cash Surrender Value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Separate Account, and the Portfolios. We have not deducted charges for any Riders. These charges would lower the performance figures significantly if reflected.

During extended periods of low interest rates, the yields of any Investment Account investing in a money market Portfolio may also become extremely low and possibly negative, particularly after the deduction of Policy and Separate Account charges.

From time to time, we may advertise yields, effective yields, and total returns for the Investment Accounts. These figures

B-4	Statement of Additional Information ■ M Intelligent Survivorship VUL

are based on historical earnings and do not indicate or project future performance. We may also advertise performance of the Investment Accounts in comparison to certain performance rankings and indices. Effective yields and total returns for an Investment Account are based on the investment performance of the corresponding Portfolio. Portfolio expenses influence Portfolio performance.

In advertising and sales literature, the performance of each Investment Account may be compared to the performance of other variable life insurance issuers in general or to the performance of particular types of variable life insurance investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Investment Accounts. Lipper Analytical Services, Inc. (“Lipper”) and Variable Annuity Research Data Service (“VARDS”) are independent services that monitor and rank the performance of variable life insurance issuers in major categories of investment objectives on an industry-wide basis. The performance analyses prepared by Lipper and VARDS each rank these issues on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the Separate Account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives. In addition to Lipper and VARDS, we also may rely on other third-party independent services to provide similar information.

Advertising and sales literature for the Policies may also compare the performance of the Investment Accounts to the Standard & Poor’s Composite Index of 500 Common Stocks, the Morgan Stanley EAFE® Index, the Russell 1000® Index, the Russell 2000® Index, and the Dow Jones Indices, all widely used measures of stock market performance. These unmanaged indices assume the reinvestment of dividends, but do not reflect any “deduction” for the expense of operating or managing an investment Portfolio.

Advertising and sales literature for the Policies may also contain information on the effect of tax deferred compounding on Investment Account investment returns, or returns in general. The tax deferral may be illustrated by graphs and charts and may include a comparison of various points in time of the return from an investment in a Policy (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis. All income and capital gains derived from Investment Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the Portfolio’s investment experience is positive.

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. Average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolio in which an Investment Account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

You also should refer to your personalized illustrations that illustrate variations of the death benefit, Policy Values, and Cash Surrender Values under your Policy.

TOTAL RETURNS

The total return of an Investment Account refers to return quotations assuming an investment under a Policy has been held in the Investment Account for various periods of time including, but not limited to, a period measured from the date the Investment Account commenced operations. For periods prior to the date an Investment Account commenced operations, performance information for Policies funded by that Investment Account may also be calculated based on the performance of the corresponding Portfolio and the assumption that the Investment Account was in existence for the same periods as those indicated for the Portfolio, with the current level of Policy charges. The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the value of that investment (reflecting only Common Charges, as described below) as of the last day of each of the periods for which total return quotations are provided. The ending date for each period for which total return quotations are provided will normally be for the most recent calendar quarter, considering the type and media of the communication and will be stated in the communication. Average annual total return information shows the average percentage change in the value of an investment in the Investment Account from the beginning date of the measuring period to the end of that period.

Until an Investment Account has been in operation for 10 years, we will include quotes of average annual total return for the period measured from the Investment Account’s inception. When an Investment Account has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed. Average annual total return for the Investment Accounts may include information for the period before any Policies were registered under the Securities Act of 1933, from the inception of the Investment Accounts, with the level of Policy charges currently in effect.

Average annual total returns reflect total underlying Portfolio expenses. However, charges such as the monthly cost of insurance charge, monthly Administrative Expense Charge, Asset Based Risk Charge, and policy fee (which are based on factors, such as gender, Issue Ages, Underwriting Classes, Policy Year, Policy Value, death benefit option, and Total Face Amount, and which therefore vary with each Policy) (“Non-Common Charges”) are not reflected in average annual total returns, nor is the Premium Expense Charge. If Non-Common Charges were deducted, performance would be significantly lower.

M Intelligent Survivorship VUL ■ Statement of Additional Information	B-5

Because of the charges and deductions imposed under a Policy, performance data for the Investment Accounts will be lower than performance data for their corresponding Portfolios. The performance of an Investment Account will be affected by expense reimbursements and fee waivers applicable to their corresponding Portfolios. Without these reimbursements and waivers, performance would be lower. Each of the Portfolios has provided all performance information, including the Portfolio total value information used to calculate the total returns of the Investment Accounts for periods prior to the inception of the Investment Accounts.

Performance for any given past period is not an indication or representation of future performance. The performance of each Investment Account will fluctuate on a daily basis.

ADDITIONAL INFORMATION

LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances. The Policies, other than Policies issued in states that require “unisex” policies (currently Montana), are based upon actuarial tables that distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy.

REPORTS TO OWNERS

At least once each year, we will send you a report showing the following information as of the end of the report period:

•	the current Policy Value

•	the current BFA and any SFA

•	the current Cash Surrender Value

•	the current Death Benefit Proceeds

•	the current Outstanding Loan Amounts

•	the current interest rates applicable to the fixed account options and Loan Account

•	any activity since the last report (e.g., Premiums paid, partial withdrawals, charges and deductions)

•	any other information required by law.

We currently send these reports within 45 days of each Policy Anniversary. In addition, we may send you a quarterly statement and will send you confirmation statements reflecting the status of the Policy following certain transactions, including the transfer of amounts from one Investment Option to another, the taking of a loan, the repayment of a loan, a partial withdrawal, and the payment of any Premiums. Scheduled transactions such as Monthly Charges will not generate a confirmation but will be reported on your periodic statements.

We can prepare a similar report for you at other times for a reasonable fee. We may limit the scope and frequency of these requested reports. We will also send you annual and semi-annual reports containing the financial statements of each Portfolio in which you are invested through an Investment Account.

SAFEKEEPING OF ACCOUNT ASSETS

We hold the Separate Account’s assets physically segregated and apart from the general account. We maintain records of all purchases and sales of Portfolio shares by each of the Investment Accounts.

RECORDS

We will maintain all records relating to the Separate Account and the Fixed Account at the Company’s offices, 730 Third Avenue, New York, New York 10017.

LEGAL MATTERS

All matters of applicable state and federal law pertaining to the contracts, including TIAA-CREF Life’s right to issue the contracts, have been passed upon by Meredith Kornreich, General Counsel of TIAA-CREF Life.

B-6	Statement of Additional Information ■ M Intelligent Survivorship VUL

ADDITIONAL INFORMATION ABOUT THE COMPANY

We are a stock life insurance company incorporated under the laws of the State of New York on November 20, 1996. We are a wholly owned subsidiary of TIAA.

TIAA is a stock life insurance company, organized under the laws of the State of New York. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. TIAA is the companion organization of the College Retirement Equities Fund (“CREF”), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in the State of New York in 1952.

Together, TIAA and CREF, serving approximately 3.7 million people, form the principal retirement system for the nation’s education and research communities and one of the largest retirement systems in the world, based on assets under management. Neither TIAA nor CREF stands behind our guarantees with respect to the Policies.

We have a financial support agreement with TIAA. Under this agreement, TIAA will provide support so that we will have the greater of (a) capital and surplus of $250 million, (b) the amount of capital and surplus necessary to maintain our capital and surplus at a level not less than 150% of the NAIC Risk Based Capital model or (c) such other amount as necessary to maintain our financial strength rating at least the same as TIAA’s rating at all times. This agreement is not an evidence of indebtedness or an obligation or liability of TIAA and does not provide any of our contract owners with recourse to TIAA.

We are subject to regulation by the New York Department of Financial Services (“Department”), as well as by the insurance departments of all other states and jurisdictions in which we do business. We established the Separate Account to support the Investment Accounts under the Policy and under other variable life insurance policies we may issue. Our general account supports the fixed account options and the Loan Account under the Policy. We are engaged in the business of issuing life insurance policies and annuity contracts, and we are currently licensed to do business in 50 states and the District of Columbia.

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business. To the extent required, we have filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies with M Financial Life Insurance Company.

ADDITIONAL INFORMATION ABOUT THE SEPARATE ACCOUNT

We established the TIAA-CREF Life Separate Account VLI-2 as a separate investment account under New York law on November 15, 2011. It is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. As part of the Company, the Separate Account is also subject to regulation by the Department and the insurance departments of some other jurisdictions in which the Policy is offered.

MANAGEMENT-RELATED SERVICE CONTRACTS

Pursuant to an administrative service agreement with our parent company, TIAA, McCamish Systems LLC, a Georgia Limited Liability Company, provides product administration to TIAA-CREF Life. We also have an agreement with State Street Bank and Trust Company, a trust company established under the laws of the Commonwealth of Massachusetts, to perform investment accounting and recordkeeping functions for the investment securities, other non-cash investment properties, and/or monies in the Separate Account. TIAA-CREF Life on behalf of the Separate Account has entered an agreement whereby JPMorgan will provide certain custodial settlement and other associated services to the Separate Account.

POTENTIAL CONFLICTS OF INTEREST

In addition to the Separate Account, the Portfolios may sell shares to other separate accounts of the Company to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Portfolios simultaneously.

OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policies. Not all the information set forth in the registration statement, and the amendments and exhibits thereto, has been included in the prospectus and this SAI. Statements contained in this SAI concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street, N.E., Washington, DC 20549.

FINANCIAL STATEMENTS

Audited financial statements of the TIAA-CREF Life and Teachers Insurance and Annuity Association of America (TIAA) follow.

TIAA-CREF Life’s financial statements should be considered only as bearing upon TIAA-CREF Life’s ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. TIAA financial statements should be considered only as bearing upon TIAA’s ability to meet its obligations under the financial support agreement with TIAA-CREF Life. They should not be considered as bearing on the ability of TIAA-CREF Life’s ability to meet its obligations under the Contracts nor on the investment performance of the assets held in the Separate Account.

M Intelligent Survivorship VUL ■ Statement of Additional Information	B-7

INDEX TO STATUTORY–BASIS FINANCIAL STATEMENTS

TIAA-CREF LIFE INSURANCE COMPANY
December 31, 2011
B-9	Report of Independent Auditors
Statutory–Basis Financial Statements:
B-10	Statements of Admitted Assets, Liabilities and Capital and Surplus
B-11	Statements of Operations
B-12	Statements of Changes in Capital and Surplus
B-13	Statements of Cash Flows
B-14	Notes to Financial Statements

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA
B-39	Report of Management Responsibility
B-40	Report of Independent Auditors

Statutory–Basis Financial Statements:
B-41	Statements of Admitted Assets, Liabilities and Capital and Contingency Reserves
B-42	Statements of Operations
B-43	Statements of Changes in Capital and Contingency Reserves
B-44	Statements of Cash Flows
B-45	Notes to Financial Statements

B-8	Statement of Additional Information ■ M Intelligent Survivorship VUL

730 Third Avenue New York, NY 10017-3206

Axxxx (x/12)

PART C: OTHER INFORMATION

Item 26. Exhibits

(a)	Board of Directors Resolution establishing TIAA-CREF Life Separate Account VLI-2. (1)

(b)	Custodian Agreements.

(1)	Form of Domestic Custody Agreement between TIAA-CREF Life Insurance Company on behalf of TIAA-CREF Life Separate Account VLI-1 and JPMorgan Chase Bank, N.A. (2)

(c)	Underwriting Contracts.

(1)	Principal Underwriter Distribution Agreement for the TIAA-CREF Life Insurance Company Unit Investment Trust Separate Accounts. (4)

(2)	Cash Disbursement and Reimbursement Agreement for the TIAA-CREF Life Insurance Company Unit Investment Trust Separate Accounts. (4)

(d)	Contracts.

(1)	(a)	Flexible Premium Last Survivor Variable Universal Life Insurance Policy *

	(b)	Estate Protection Rider *

	(c)	Policy Split Rider *

	(d)	Enhanced Policy Split Rider *

	(e)	Overloan Protection Endorsement (6)

	(f)	Aviation Limitation Endorsement (6)

(e)	Applications.

(1)	Form of Application *

(f)	Depositor’s Certificate of Incorporation and By-Laws.

(1)	Charter of TIAA-CREF Life Insurance Company (3)

(2)	By-laws of TIAA-CREF Life Insurance Company (3)

(g)	Reinsurance Contracts.

(h)	Participation Agreements.

(1)	Participation Agreement among T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc., and TIAA-CREF Life Insurance Company. (4)

(2)	Participation Agreement by and among DFA Investment Dimensions Group Inc., Dimensional Fund Advisors LP, DFA Securities LLC and TIAA-CREF Life Insurance Company. *

(3)	Participation Agreement between Vanguard Variable Insurance Fund, and the Vanguard Group, Inc, and Vanguard Marketing Corporation, and TIAA-CREF Life Insurance Company. *

(4)	M Fund, Inc. Participation Agreement with TIAA-CREF Life Insurance Company. (5)

(5)	Amendment to Participation Agreement among TIAA-CREF Life, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P., dated March 1, 2012. (5)

(6)	Amendment to Participation Agreement among TIAA-CREF Life, ING Investors Trust, and ING Funds Distributor, LLC with respect to institutional shares, dated March 1, 2012. (5)

(7)	Amendment to Participation Agreement between TIAA-CREF Life and Janus Aspen Series with respect to Institutional Shares, dated March 19, 2012. (5)

(8)	Amendment to Participation Agreement among TIAA-CREF Life, Neuberger Berman Advisers Management Trust, and Neuberger Berman Management, Inc., dated March 7, 2012. (5)

(9)	Amendment to Participation Agreement among TIAA-CREF Life, PIMCO Variable Insurance Trust, and PIMCO Investments LLC, dated February 29, 2012. (5)

(10)	Amendment to Participation Agreement among TIAA-CREF Life, The Prudential Series Fund, Prudential Investments LLC, and Prudential Investment Management Services LLC, March 1, 2012. (5)

(11)	Amendment to Participation Agreement between Principal Variable Contracts Fund, Inc., Principal Funds Distributor Inc. and TIAA-CREF Life Insurance Company, dated as of February 29, 2012. (5)

(12)	Amendment to Participation Agreement among T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc., and TIAA-CREF Life Insurance Company dated March 23, 2012. (5)

(13)	Amendment No. 3 to Administrative Services Agreement between Franklin Templeton Services, LLC and TIAA-CREF Life Insurance Company dated April 9, 2012. (5)

(i)	Administrative Contracts.

(1)	Form of Administrative Services Agreement by and between McCamish Systems, LLC and Teachers Insurance and Annuity Association of America. (2)

(2)	Form of Investment Accounting Agreement by and between State Street Bank and Trust Company and Teachers Insurance and Annuity Association of America and TIAA-CREF Life Insurance Company on behalf of the Separate Account. (2)

(j)	Other Material Contracts. Not Applicable.

(k)	Legal Opinion. Opinion and Consent of Meredith Kornreich, Esq. as to the legality of the securities being registered *

(l)	Actuarial Opinion. Not Applicable.

(m)	Calculation. Not Applicable.

(n)	Other Opinions.

(1)	Consents of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

(o)	Omitted Financial Statements. Not Applicable.

(p)	Initial Capital Agreements. Not Applicable.

(q)	Transfer and Redemption Procedures pursuant to Rule 6e-3(T)(b)(12)(iii).

(1)	Description Of Issuance, Transfer And Redemption Procedures M Intelligent Individual Flexible Premium Variable Universal Life Insurance Policies Issued By

TIAA-CREF Life Insurance Company. (5)

(r)	Powers of Attorney *

(1)	Incorporated by reference to the Registration Statement on Form N-6, filed on January 31, 2012 (File Nos 333-179272 and 811-22659).

(2)	Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, filed on May 1, 2008 (File Nos 333-128699 and 811-10393).

(3)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, filed January 31, 2002 (File No. 333-62162).

(4)	Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4, filed on April 23, 2012 (File Nos 333-145064 and 811-08963).

(5)	Incorporated by reference to the Registration Statement on Form N-6, filed on April 24, 2012 (File Nos 333-179272 and 811-22659).
(6)	Incorporated by reference to the Registration Statement on Form N-6, filed on January 31, 2012 (File Nos 333-179272 and 811-22659).

* Filed Herewith

Item 27. Directors and Officers of the Depositor

Name and Principal Business Address*	Position and Offices with Depositor
Eugene Flood	Director, Chairman
Matthew Kurzweil	Director, Vice Chairman
David M. Anderson	Director
Kathie Andrade	Director
Elizabeth D. Black	Director
Matthew Halperin	Director
Nancy Heller	Director
Eric T. Jones	Director
Harry I. Klaristenfeld	Director, Senior Vice President & Chief Actuary
Russell Noles	Director
Jack Clabough	Vice President, New Business & Underwriting
Elizabeth Debenedictis	Vice President, Third Party Insurance Wholesaling
Linda Dougherty	Vice President & Chief Financial Officer
Margarita Echevarria	Chief Compliance Officer
Michael Gozzillo	Chief Compliance Officer of the Separate Account
Jorge Gutierrez	Vice President, Treasurer
Meredith Kornreich	Vice President & General Counsel
Lisa Mancini	Chief Underwriter
Steven Maynard	Vice President & Chief Operating Officer
Marjorie Pierre-Merrit	Vice President & Assistant Corporate Secretary
Jeremy Ragsdale	President
Kevin Tiernan	Vice President, Insurance & ATA Products

*	The principal business address for each officer and director is 730 Third Avenue, New York, New York 10017-3206

Item 28. Persons Controlled by or under Common Control with the Depositor or Registrant

The following chart indicates subsidiaries of Teachers Insurance and Annuity Association of America. These subsidiaries are included in the consolidated financial statements of Teachers Insurance and Annuity Association of America.

All Teachers Insurance and Annuity Association of America subsidiary companies are Delaware corporations, except as indicated.

Additional entities, comprised of joint venture subsidiaries, are not individually listed herein. While they technically are controlled by TIAA by virtue of the grant of voting rights to TIAA upon creation of each subsidiary, TIAA does not actively control the day-to-day activities and instead defers to its partners.

Item 29. Indemnification

The TIAA-CREF Life bylaws provide that the TIAA-CREF Life Insurance Company will indemnify, in the manner and to the fullest extent permitted by law, each person made or threatened to be made a party to any action, suit or proceeding, whether or not by or in the right of the TIAA-CREF Life Insurance Company, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that he or she or his or her testator or intestate is or was a director, officer or employee of the TIAA-CREF Life Insurance Company, or is or was serving at the request of the TIAA-CREF Life Insurance Company as director, officer or employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if such director, officer or employee acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or any partnership, joint venture trust, employee benefit plan or other enterprise, not opposed to, the best interests of the TIAA-CREF Life Insurance Company and in criminal actions or proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. To the fullest extent permitted by law such indemnification shall include judgments, fines, amounts paid in settlement, and reasonable expenses, including attorneys’ fees. No payment of indemnification, advance or allowance under the foregoing provisions shall be made unless a notice shall have been filed with the Superintendent of Insurance of the State of New York not less than thirty days prior to such payment specifying the persons to be paid, the amounts to be paid, the manner in which payment is authorized and the nature and status, at the time of such notice, of the litigation or threatened litigation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Securities Act”) may be permitted to officers and directors of the Depositor, pursuant to the foregoing provision or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in connection with the successful defense of any action, suit or proceeding) is asserted by a director or officer in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriter

(a)	Teachers Individual and Institutional Services, LLC

(b)	Management.

Name and Principal Business Address*	Positions and Offices with Underwriter
Eric T. Jones	Vice President & Chief Executive Officer
Peter Kennedy	Vice President & Chief Operating Officer
Patricia Conti	Vice President & Chief Financial Officer
Kathleen Eckert	Vice President, Tax
Raymond Bellucci	Vice President
Mark Campisano	Vice President
Douglas Chittendon	Vice President
Linda Dougherty	Vice President
William Griesser	Vice President
Pamela Lewis Marlborough	Vice President
Marjorie Pierre-Merritt	Secretary
William Bair	Controller
Samuel Turvey	Chief Compliance Officer
Thomas Dudek	Anti-Money Laundering Compliance Officer
Jorge Gutierrez	Treasurer
Jennifer Sisom	Assistant Treasurer
Janet Acosta	Assistant Secretary
Leroy Foster	Assistant Secretary
Ann Medeiros	Assistant Secretary
Brian Bohaty	Director, Operations
Patricia Adams	Assistant Director, Operations

*	The address of each Director and Officer is c/o TIAA-CREF Individual and Institutional Services, LLC, 730 Third Avenue, New York, NY 10017-3206

(c)	Compensation From the Registrant. None

Item 31. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the Registrant’s home office, 730 Third Avenue, New York, New York 10017, and at other offices of the Registrant located at 8500 Andrew Carnegie Boulevard, Charlotte, North Carolina 28262, as well as at (i) State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, MO 64105; (ii) McCamish Systems LLC, Quality Technology Services, 300 Satellite Blvd, Suwanee, GA 30024 and Iron Mountain, 660 Distribution Drive, Atlanta, GA 30336; and (iii) JPMorgan Chase, 4 Chase Metrotech Center, Brooklyn, New York 11245. In addition, certain duplicated records are maintained at Iron Mountain 22 Kimberly Road East Brunswick, NJ 08816, Citistorage, 5 North 11th Street, Brooklyn, NY 11211, File Vault, 839 Exchange Street, Charlotte, NC 28208.

Item 32. Management Services

All management contracts are discussed in Part A or Part B.

Item 33. Fee Representation

TIAA-CREF Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by TIAA-CREF Life Insurance Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, TIAA-CREF Life Separate Account VLI-2, has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Charlotte, and State of North Carolina on the 3rd day of August, 2012.

TIAA-CREF LIFE SEPARATE ACCOUNT VLI-2
By:	TIAA-CREF Life Insurance Company (On behalf of the Registrant and itself)
By:	*
Jeremy Ragsdale President

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons on April 24, 2012 in the capacities indicated.

Signature	Title
*	President
Jeremy Ragsdale
*	Vice President and Chief Financial Officer
Linda S. Dougherty	(Principal Financial and Accounting Officer)
*	Director
David M. Anderson
*	Director
Kathie Andrade
*	Director
Elizabeth D. Black
*	Director, Chairman
Eugene Flood
*	Director
Matthew Halperin
*	Director
Nancy Heller
*	Director
Eric T. Jones
*	Director, Vice Chairman
Matthew Kurzweil
*	Director
Russell Noles

*	Signed by Kenneth W. Reitz, Esq. as attorney-in-fact pursuant to a Power of Attorney effective: August 3, 2012

/s/ Kenneth W. Reitz
Kenneth W. Reitz, Esq. Attorney-in-fact

EXHIBIT INDEX

(d)(1)(a)	Flexible Premium Last Survivor Variable Universal Life Insurance Policy

(d)(1)(b)	Estate Protection Rider

(d)(1)(c)	Policy Split Rider

(d)(1)(d)	Enhanced Policy Split Rider

(e)(1)	Form of Application

(h)(2)	Participation Agreement by and among DFA Investment Dimensions Group Inc., Dimensional Fund Advisors LP, DFA Securities LLC and TIAA-CREF Life Insurance Company, dated April 30, 2012.

(h)(3)	Participation Agreement between Vanguard Variable Insurance Fund, and the Vanguard Group, Inc, and Vanguard Marketing Corporation, and TIAA-CREF Life Insurance Company, dated May 1, 2012.

(k)	Legality Opinion and Consent of Meredith Kornreich, Esquire

(r)(1)	Powers of Attorney